Filed Pursuant to Rule 424(b)(5)
Registration No. 333-150238
PROSPECTUS SUPPLEMENT
(To prospectus dated April 23, 2009)
20,000,000 Shares

Western Refining, Inc.
Common Stock

We are offering 20,000,000 shares of our common stock, par value $0.01 per share.

Concurrently with this offering of our common stock, we are offering $200 million aggregate principal amount of our 5.75% convertible senior notes due 2014 (or up to $230 million aggregate principal amount of convertible senior notes if the underwriters exercise their option to purchase additional convertible senior notes in full) pursuant to a separate prospectus supplement and accompanying prospectus. This common stock offering is not contingent upon the convertible senior notes offering, and the convertible senior notes offering is not contingent upon this common stock offering.

Our common stock is quoted on the New York Stock Exchange under the symbol “WNR.” The last reported sale price of our common stock on the NYSE on June 4, 2009 was $9.50 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-11 of this prospectus supplement and page 2 of the accompanying prospectus dated April 23, 2009, as well as those contained in our Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference herein.

	Per Share	Total

Public offering price	$9.00	$180,000,000
Underwriting discount	$.45	$9,000,000
Proceeds, before expenses, to us	$8.55	$171,000,000

We have granted the underwriters the right to purchase up to 3,000,000 additional shares of our common stock at the public offering price less the underwriting discount if the underwriters sell more than 20,000,000 shares of common stock in this offering. The underwriters can exercise this right at any time on the same terms and conditions set forth above within 30 days after the date of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

Shares of our common stock will be ready for delivery on or about June 10, 2009.

Merrill Lynch & Co.	Goldman, Sachs & Co.

ABN AMRO Incorporated	BNP PARIBAS

The date of this prospectus supplement is June 4, 2009.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus or included in any free writing prospectus that we may file with the Securities and Exchange Commission, or SEC, in connection with this offering. The information in this prospectus supplement replaces any inconsistent information in the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus supplement and the accompanying prospectus is current as of the date on the front cover of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

Prospectus Supplement

Prospectus

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of our common stock and also adds to and updates the information contained in the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, dated April 23, 2009, which gives more information about us. To the extent there is a conflict between the information contained in this prospectus supplement, the information contained in the accompanying prospectus or the information contained in any document incorporated by reference herein or therein, the information contained in the most recently dated document shall control. See “Where You Can Find More Information” in this prospectus supplement.

The information contained in or incorporated by reference in this document is accurate only as of its date, regardless of the time of delivery of this prospectus supplement or of any sale of common stock.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights certain information contained elsewhere or incorporated by reference in this prospectus supplement or accompanying prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. We urge you to read the entire prospectus supplement and accompanying prospectus, and the information incorporated by reference herein including the risks of investing in our common stock discussed under “Risk Factors” and the financial statements and the related notes and other information included elsewhere or incorporated by reference in this prospectus supplement or accompanying prospectus. Unless otherwise indicated, all information in this prospectus supplement assumes that the underwriters do not exercise their option to purchase additional shares of common stock. “Western Refining,” “the Company,” “Western,” “we,” “us” and “our” refer to Western Refining, Inc., or WNR, and the entities that became its subsidiaries upon closing of our initial public offering (including Western Refining Company, L.P., or Western Refining LP), and Giant Industries, Inc. and its subsidiaries, which became wholly-owned subsidiaries on May 31, 2007, unless the context otherwise requires or where otherwise indicated. Any references to the “Company” prior to this date exclude the operations of Giant Industries, Inc.

Our Company

We are an independent crude oil refiner and marketer of refined products and also operate service stations and convenience stores. We own and operate four refineries with a total crude oil throughput capacity of approximately 238,000 barrels per day, or bpd. In addition to our 128,000 bpd refinery in El Paso, Texas, we also own and operate a 70,000 bpd refinery on the East Coast of the United States near Yorktown, Virginia and two refineries in the Four Corners region of Northern New Mexico with a combined throughput capacity of 40,000 bpd. Our primary operating areas encompass West Texas, Arizona, New Mexico, Utah, Colorado, and the Mid-Atlantic region. In addition to the refineries, we also own or lease and operate stand-alone refined products terminals in Flagstaff, Arizona and Albuquerque, New Mexico, as well as asphalt terminals in Phoenix, Arizona; Tucson, Arizona; Albuquerque; and El Paso. We also own or lease and operate 152 retail service stations and convenience stores in Arizona, Colorado and New Mexico, a fleet of crude oil and finished product truck transports, and a wholesale petroleum products distributor that operates in Arizona, California, Colorado, Nevada, New Mexico, Texas, and Utah.

In January 2006, we completed an initial public offering and our stock began trading on the New York Stock Exchange, or NYSE, under the symbol “WNR.” Also in connection with our initial public offering, pursuant to a contribution agreement, we consummated a reorganization of entities under common control whereby Western Refining, Inc. became the indirect owner of the historical operating subsidiary, Western Refining LP and all of its refinery assets. On May 31, 2007, we completed the acquisition of Giant Industries, Inc., or Giant. Prior to the acquisition of Giant, we generated substantially all of our revenues from our refining operations in El Paso.

We report our operating results in three business segments: the refining group, the retail group, and the wholesale group. Our refining group operates the four refineries and related refined products terminals and asphalt terminals. At the refineries, we refine crude oil and other feedstocks into finished products such as gasoline, diesel fuel, jet fuel, and asphalt. Our refineries market finished products to a diverse customer base including wholesale distributors and retail chains. Our retail group operates service stations and convenience stores and sells gasoline, diesel fuel, and merchandise. Our wholesale group distributes gasoline, diesel fuel, and lubricant products.

Refining

Our refining group operates four refineries: one in El Paso, Texas (the El Paso refinery), two in the Four Corners region of Northern New Mexico, one near Gallup and one in Bloomfield, (the Four Corners refineries), and one near Yorktown, Virginia (the Yorktown refinery). Each of these refineries has its own product distribution terminal. Our refining group also operates a crude oil transportation and gathering pipeline system in New Mexico, an asphalt plant in El Paso, two finished stand-alone products distribution terminals located in Flagstaff and Albuquerque, and four asphalt distribution terminals located in El Paso, Phoenix, Tucson, and Albuquerque.

Retail

Our retail group operates service stations, which include convenience stores or kiosks. The service stations sell various grades of gasoline, diesel fuel, general merchandise, and beverage and food products to the general public. Our refining group or wholesale group supply substantially all the gasoline and diesel fuel that the retail group sells. We purchase general merchandise and food products from various suppliers. Our retail group operates 152 service stations with convenience stores or kiosks located in Arizona, Colorado, and New Mexico.

Wholesale

Our wholesale group includes several lubricant and bulk petroleum distribution plants, unmanned fleet fueling operations, a bulk lubricant terminal facility, and a fleet of crude oil and finished product trucks and lubricant delivery trucks. The wholesale group distributes commercial wholesale petroleum products primarily in Arizona, California, Colorado, Nevada, New Mexico, Texas, and Utah. The wholesale group purchases petroleum fuels and lubricants from the refining group and from third-party suppliers.

Competitive Strengths

Access to Diverse and Plentiful Feedstocks.  Our refineries have access to a diverse group of raw material suppliers. To supply the El Paso refinery, we signed a 30-year transportation agreement with Kinder Morgan in 2004 that provides us with access to a plentiful supply of crude oil from Permian Basin producing fields, which have long, predictable reserve lives. The main Kinder Morgan trunkline into El Paso is used solely for the delivery of WTI and WTS crude oils to our El Paso refinery. In addition, we receive high-octane blendstocks (including alkylate, a key component of Phoenix cleaner burning gasoline, or Phoenix CBG) on the Magellan South System pipeline. In addition, since the acquisition of Giant in 2007, we have increased our sour and heavy crude oil processing capacity as a percentage of our total crude oil capacity from 12% prior to the acquisition to approximately 38% as of March 31, 2009, thereby increasing our flexibility to acquire a more diverse feedstock base. Sour and heavy crude oil is typically less expensive to acquire than light sweet crude oil. We believe our combined sour and heavy crude oil processing capability is approximately 50% of total crude capacity, following the May 2009 completion of our previously announced gasoline desulfurization project at our El Paso refinery. The Yorktown refinery also has the flexibility for future growth initiatives given its ability to process cost-advantaged feedstocks.

Attractive, Regional, and Geographically Diverse Sales Areas.  We supply a significant portion of our refined products to areas in the Southwest region of the United States, including Arizona, New Mexico, and West Texas. Our refineries in the Southwest are well-situated to serve different geographical areas with different pricing structures — Phoenix / Tucson and El Paso / New Mexico / Juárez, Mexico. Our product margins benefit from our ability to meet stringent Phoenix CBG fuel specifications. Our refinery in Yorktown is the only refinery in Virginia and the southern-most East Coast refinery in the United States. Yorktown sells the majority of its light refined products into higher-value, local areas. In addition, our refinery in Yorktown provides us with geographic diversity that reduces our risk from downturns in the Southwest region and enhances our growth opportunities.

Solid Operational Track Record.  We have a proven track record of successfully operating safe, environmentally compliant, reliable and high performing refining assets. We have increased crude oil throughput capacity at our El Paso refinery from approximately 85,000 bpd in 2003 to approximately 128,000 bpd today, a 51% increase. In addition, our unplanned downtime averaged 2% since January 1, 2008, versus 5% downtime for our four refineries on average from 2005 to 2007 (Yorktown and the Four Corners refineries were owned by Giant during most of this period). Additionally, we believe our recordable injury rates of 0.47 in 2008 and 0.44 through May 10, 2009, are approximately half of the industry averages. We have received numerous safety awards from the National Petrochemical and Refiners Association for outstanding safety achievements. We believe our strong operations focus and track record enhances profitability and employee morale and reduces business, environmental, and legal risks.

Modern Refineries with Significant Operational Flexibility.  Our El Paso refinery is the third largest refinery in the Southwest region. The El Paso refinery is a 128,000 bpd cracking facility that has historically run West Texas Intermediate crude oil to optimize the yields of higher-value refined products. We have invested over $260 million at the El Paso refinery since 2007 to reduce feedstock costs, improve yields of high margin products and maintain environmental compliance. The El Paso refinery can now process up to 50% sour crude oils, which are typically less expensive than West Texas Intermediate, and can produce up to 20,000 bpd of Phoenix grade gasoline, which historically has had higher margins than conventional gasoline. Also, after the recent addition of a $170 million gasoline desulfurization unit and the completion of crude unit and coker improvement projects, our Yorktown refinery now typically processes 100% heavy crude oils in addition to upgrading up to 15,000 bpd of low-cost external feedstocks. As a result of over $345 million in capital spending since 2006, excluding $78 million in related capital spending by Giant prior to its acquisition in June 2007, our refinery system is capable of producing ultra low sulfur diesel and low sulfur gasoline products.

Dedicated Line Space on Refined Product Pipelines.  We currently have substantial allocations of line space on the Kinder Morgan East Line to Tucson and Phoenix and on Plains All American’s Albuquerque pipeline to transport refined products from our El Paso refinery. Access to this line space provides us with an advantage over certain regional competitors because we can more cost-effectively transport refined products from El Paso to the Phoenix, Tucson and Albuquerque areas.

Strategy

The principal elements of our strategy are:

Reducing Financial Leverage.  We intend to maintain financial flexibility by reducing the amount of debt in our capital structure and maintaining a strong working capital position. We are currently considering several alternatives to reduce leverage including using cash flow from operations, the proceeds from any public or private equity offerings, and potential asset sales. We intend to use the proceeds of this offering to repay a portion of our term loan agreement with Bank of America, N.A., the administrative agent, and the other lenders party thereto, or the Term Loan Credit Agreement. As of March 31, 2009, on a pro forma basis to reflect the net proceeds of this offering and the senior secured notes and convertible senior notes offerings (as described under “Use of Proceeds”), we would have had $1,126.3 million in total debt. Neither the senior secured notes nor the convertible senior notes will have any financial maintenance covenants.

Maintaining Significant Liquidity.  Our primary sources of liquidity are cash generated from our operating activities, existing cash balances, and our revolving credit agreement with a group of banks, including Bank of America, N.A., as administrative agent, or the Revolving Credit Agreement. Our ability to maintain liquidity provides us with financial flexibility during periods of volatile refining margins or rising crude oil prices. To improve liquidity, our Revolving Credit Agreement is structured as a collateral-based facility with total borrowing capacity based in part upon eligible receivables and the market value of eligible inventory. As a result, this structure provides us with increased liquidity in a high crude oil price environment. As of March 31, 2009, we had a liquidity position of $186.6 million, consisting of $74.2 million in cash and $112.4 million of net availability under our Revolving Credit Agreement (net of $249.5 million in letters of credit outstanding).

Continue Operational Improvements and Maintaining Safety Track Record.  Our management team has demonstrated its ability to operate and integrate refining assets in a safe and effective manner. Safety, reliability, and the environmental performance of our refineries’ operations are important to our financial performance. We will continue to evaluate potential projects with the aim of increasing earnings and improving our safety and environmental performance while maintaining financial discipline.

Western Refining’s principal executive offices are located at 123 W. Mills Ave., Suite 200, El Paso, Texas, and our telephone number at that address is (915) 534-1400. We maintain a website at www.wnr.com, where general information about us is available. We are not incorporating the contents of our website, or the information accessible through our website, into this prospectus supplement.

Recent Developments

Expected Results for the Second Quarter of 2009

Our throughput volumes to date in the second quarter of 2009 have been consistent with the volumes we experienced in the first quarter of this year. However, we have begun maintenance on one of our crude units at our El Paso refinery, which has required a shutdown of a portion of the refinery and will decrease our throughput volumes at that refinery in late May and early June. In addition, we are experiencing lower margins in the current quarter as compared to the first quarter of this year (as well as compared to the second quarter of 2008). As a result of these factors, we anticipate that our operating income for the three months ended June 30, 2009, will likely range from $5 to $25 million, depreciation and amortization is estimated to be approximately $33 million and maintenance turnaround expense is estimated to be approximately $5 million. No assurances can be given, however, that our actual operating income, depreciation and amortization and maintenance turnaround expense for the three months ended June 30, 2009, will not differ from these projected amounts. These projected amounts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These projected amounts may or may not be realized, and they may be based upon judgments or assumptions that prove incorrect, including our expectation for realized margins during the three months ended June 30, 2009. Our actual operating income, depreciation and amortization and maintenance turnaround expense for this quarter may vary significantly from these amounts based on changes in crack spreads (which have been very volatile), unplanned downtime which could decrease the throughput volumes at our refineries and other unexpected issues in our business and operations.

Concurrent Notes Offerings

Concurrently with this offering, we are offering $200 million aggregate principal amount of our 5.75% convertible senior notes due 2014 (or up to $230 million aggregate principal amount of convertible senior notes if the underwriters exercise their option to purchase additional convertible senior notes in full) pursuant to a separate prospectus supplement and accompanying prospectus. In addition, we are offering $600 million aggregate principal amount of our senior secured notes due 2017 in a private offering. The senior secured notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act of 1933, as amended.

We expect to raise approximately $780.4 million in aggregate net proceeds from the senior secured notes offering and the convertible senior notes offering. However, amounts sold in the senior secured notes offering may increase or decrease based on market conditions. The net proceeds of the senior secured notes offering and convertible senior notes offering will be used to repay indebtedness under our Term Loan Credit Agreement. See “Use of Proceeds.”

We can not assure you that we will complete the concurrent senior secured notes offering or the convertible senior notes offering. This common stock offering is not contingent upon either of the senior secured notes offering or the convertible senior notes offering, and neither of the senior secured notes offering nor the convertible senior notes offering is contingent upon this common stock offering. This prospectus supplement shall not be deemed an offer to sell or a solicitation of an offer to buy any of the senior secured notes or convertible senior notes. There is no assurance that the senior secured notes offering and/or the convertible senior notes offering will be completed or, if completed, that they will be completed for the full amount contemplated. See “Concurrent Financing Transactions.”

Unless we specifically state otherwise, the information in this prospectus supplement assumes the completion of the concurrent senior secured notes offering and the convertible senior notes offering and that the underwriters for the convertible senior notes offering do not exercise their option to purchase additional convertible senior notes and that the underwriters for this offering of common stock do not exercise their option to purchase additional shares of common stock.

Management Participation

Certain members of our senior management team (Messrs. Foster, Stevens and Weaver) intend to participate in this common stock offering and our concurrent convertible senior notes offering by purchasing an aggregate of approximately $2.5 million principal amount of convertible senior notes and approximately $2.5 million of our common stock, each on the same terms and conditions as other investors in the respective offerings.

Amendments to Credit Facilities

On May 29, 2009 we amended our Term Loan Credit Agreement and Revolving Credit Agreement (together, the “Credit Facilities”) with Bank of America, N.A., the administrative agent, and the other lenders party to the Credit Facilities. The amendments modify certain covenants of the Credit Facilities to, among other things, permit the convertible senior notes offering and the senior secured notes offering described in this prospectus supplement. Additionally, we terminated our 2008 Letter of Credit Facility in connection with the amendment of our Credit Facilities. See “Concurrent Financing Transactions — Amendments to Credit Facilities.”

The Offering

Shares of common stock offered by us	20,000,000 shares

Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to 3,000,000 additional shares of common stock.

Shares of common stock to be outstanding after this offering	88,581,854 shares(1)

Use of proceeds	We estimate that our proceeds from this offering will be approximately $170.5 million, after deducting underwriting discounts and commissions and estimated offering expenses paid and payable by us. We intend to use the net proceeds of this offering to repay indebtedness under our Term Loan Credit Agreement.

Risk Factors	See “Risk Factors” beginning on page S-11 of this prospectus supplement, on page 2 of the accompanying prospectus and in “Item 1.A Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2008, and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

New York Stock Exchange Symbol	WNR

Concurrent convertible senior note offering	Concurrently with this offering of common stock, we are offering $200 million aggregate principal amount of our 5.75% convertible senior notes due 2014 ($230 million aggregate principal amount if the underwriters exercise their option to purchase additional convertible senior notes in full). The convertible senior notes will be offered pursuant to a separate prospectus supplement and accompanying prospectus. This prospectus supplement shall not be deemed an offer to sell or a solicitation of an offer to buy any of our convertible senior notes. There is no assurance that our concurrent public offering of convertible senior notes will be completed or, if completed, that it will be completed for the amounts contemplated. The completion of this offering is not conditioned on the completion of our concurrent public offering of convertible senior notes.

We intend to use the net proceeds from the convertible senior notes offering (approximately $193.4 million) to repay indebtedness under our Term Loan Credit Agreement.

Concurrent senior secured note private offering	Concurrently with this offering of common stock, we are offering $600 million aggregate principal amount of our senior secured notes due 2017 on a private basis pursuant to Rule 144A and Regulation S under the Securities Act of 1933. The senior secured notes will be offered pursuant to a separate offering memorandum. This prospectus supplement shall not be deemed an offer to sell or a solicitation of an offer to buy any of our senior secured notes. There is no assurance that our concurrent private offering of senior secured notes will be completed, or, if completed, that it will be completed for the amounts contemplated. The completion of this offering is not conditioned on the completion of our concurrent private offering of senior secured notes.

We intend to use the net proceeds from the senior secured notes offering (approximately $587 million) to repay indebtedness under our Term Loan Credit Agreement.

(1)	Based on 68,581,854 shares of common stock outstanding at May 1, 2009. Does not include (1) the 3,000,000 shares that may be issued to the underwriters pursuant to their option to purchase additional shares or (2) the shares issuable upon the conversion of the convertible senior notes that are being offered for sale contemporaneously with this offering. See “Prospectus Supplement Summary — Recent Developments — Concurrent Notes Offerings.”

Summary Financial Data

The following table presents certain summary financial data for each of the years ended December 31, 2008, 2007, 2006, 2005 and 2004 and the three-month periods ended March 31, 2009 and 2008. The summary financial data for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 are derived from our audited consolidated financial statements and notes thereto for those periods, incorporated by reference into this prospectus supplement and the accompanying prospectus. The summary financial data for the three-month periods ended March 31, 2009 and 2008 are derived from our unaudited consolidated financial statements and notes thereto for those periods, incorporated by reference into this prospectus supplement and the accompanying prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of only normal, recurring adjustments necessary for the fair presentation of the information set forth therein. The results for the three months ended March 31, 2009 are not necessarily indicative of the results that may be expected for the full year. The historical results included below and elsewhere in this prospectus supplement are not necessarily indicative of our future performance.

The following summary financial data should be read in conjunction with our financial statements and the notes thereto and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the period ended March 31, 2009, each of which is incorporated by reference into this prospectus supplement and the accompanying prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2009	2008	2008	2007(1)	2006	2005	2004
	(In thousands, except per share data)

Statement of Operations Data:
Net sales	$1,368,198	$2,551,071	$10,725,581	$7,305,032	$4,199,383	$3,406,632	$2,215,170
Operating costs and expenses:
Cost of products sold (exclusive of depreciation and amortization)	1,046,615	2,402,846	9,746,895	6,375,700	3,653,008	3,001,610	1,989,917
Direct operating expenses (exclusive of depreciation and amortization)	133,538	132,921	532,325	382,690	171,729	129,627	108,432
Selling, general and administrative expenses	35,018	29,558	115,913	77,350	37,043	45,128	18,813
Maintenance turnaround expense	104	955	28,936	15,947	22,196	6,999	14,295
Depreciation and amortization	34,240	25,597	113,611	64,193	13,624	6,272	4,521

Total operating costs and expenses	1,249,515	2,591,877	10,537,680	6,915,880	3,897,600	3,189,636	2,135,978

Operating income (loss)	118,683	(40,806)	187,901	389,152	301,783	216,996	79,192

Other income (expense):
Interest income	143	571	1,830	18,852	10,820	4,854	1,022
Interest expense and other financing costs	(27,055)	(18,564)	(102,202)	(53,843)	(2,167)	(6,578)	(5,627)
Amortization of loan fees	(1,554)	(825)	(4,789)	(1,912)	(500)	(2,113)	(2,939)
Write-off of unamortized loan fees	—	—	(10,890)	—	(1,961)	(3,287)	—
Loss on early extinguishment of debt	—	—	—	(774)	—	—	—
Gain (loss) from derivative activities	(1,216)	(2,481)	11,395	(9,923)	8,617	(8,296)	(4,018)
Other income (expense), net	922	992	1,176	(1,049)	561	(527)	(172)

Income (loss) before income taxes	89,923	(61,113)	84,421	340,503	317,153	201,049	67,458
Provision for income taxes(2)	(30,995)	20,712	(20,224)	(101,892)	(112,373)	18	—

Net income (loss)(2)	$58,928	$(40,401)	$64,197	$238,611	$204,780	$201,067	$67,458

Basic earnings (loss) per share(3)	$0.86	$(0.60)	$0.95	$3.55	$3.13	$—	$—
Diluted earnings (loss) per share(3)	$0.86	$(0.60)	$0.95	$3.53	$3.11	$—	$—
Dividends declared per common share	$—	$—	$0.06	$0.22	$0.16	$—	$—
Weighted average basic shares outstanding	67,817	67,580	67,715	67,180	65,387	—	—
Weighted average dilutive shares outstanding	67,826	67,580	67,757	67,598	65,775	—	—

	Three Months Ended March 31,		Year Ended December 31,
	2009	2008	2008	2007(1)	2006	2005	2004
	(In thousands, except per share data)

Cash Flow Data:
Net cash provided by (used in):
Operating activities(2)	$96,840	$68,642	$285,575	$113,237	$245,004	$260,980	$87,022
Investing activities	(38,655)	(70,553)	(220,554)	(1,334,028)	(149,555)	(87,988)	(19,045)
Financing activities(2)	(63,773)	(247,328)	(274,769)	1,247,191	(13,115)	(37,116)	(86,722)
Other Data:
Adjusted EBITDA(4)	$141,921	$(15,172)	$405,854	$477,172	$357,601	$226,298	$94,840
Capital expenditures	38,655	70,553	222,288	277,073	120,211	87,988	19,045
Balance Sheet Data (at end of period):
Cash and cash equivalents	$74,229	$40,326	$79,817	$289,565	$263,165	$180,831	$44,955
Working capital	335,666	283,686	314,521	621,362	276,609	182,675	88,720
Total assets	3,099,651	3,346,742	3,076,792	3,559,716	908,523	643,638	359,837
Total debt	1,277,250	1,343,250	1,340,500	1,583,500	—	149,500	55,000
Stockholders’ equity	870,713	704,743	811,489	756,485	521,601	(31)	—

(1)	Includes the results of operations for Giant beginning June 1, 2007, the date of the acquisition.

(2)	Prior to our initial public offering in January 2006, we were not subject to federal or state income taxes due to our partnership structure. As a result, prior to this time, our net cash provided by operating activities did not reflect any reduction for income tax payments, while net cash used by financing activities reflected distributions to our partners to pay income taxes. Since our initial public offering, we have incurred income taxes that will reduce net income and cash flows from operations, and we have ceased to make any such income tax-related distributions to our equity holders. See Note 15, “Income Taxes” in the Notes to Consolidated Financial Statements, included in our Annual Report on Form 10-K for the year ended December 31, 2008.

(3)	On June 16, 2008, the FASB issued FSP EITF 03-6-1, Determining Whether Instruments Granted in Share Based Payment Transactions Are Participating Securities. FSP EITF 03-6-1 is effective for us beginning January 1, 2009. The impact on previously reported earnings per share is as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2006	2007	2008
Previously reported basic earnings per share	$3.13	$3.55	$0.95
Basic earnings per share under FSP EITF 03-6-1	3.05	3.50	0.94
Previously reported diluted earnings per share	$3.11	$3.53	$0.95
Diluted earnings per share under FSP EITF 03-6-1	3.05	3.50	0.94

(4)	Adjusted EBITDA represents earnings before interest expense, income tax expense, amortization of loan fees, write-off of unamortized loan fees, loss on early extinguishment of debt, depreciation, amortization, maintenance turnaround expense, and lower of cost or market, or LCM, inventory reserve adjustment. Adjusted EBITDA is not, however, a recognized measurement under generally accepted accounting principles, or GAAP. Our management believes that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In addition, our management believes that Adjusted EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of Adjusted EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of significant turnaround activities (which many of our competitors capitalize and thereby exclude from their measures of EBITDA) and acquisitions, items that may vary for different companies for reasons unrelated to overall operating performance.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

• Adjusted EBITDA does not reflect our cash expenditures or future requirements for significant turnaround activities, capital expenditures or contractual commitments;

• Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

• Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs; and

• Our calculation of Adjusted EBITDA may differ from the Adjusted EBITDA calculations of other companies in our industry, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally.

The following table reconciles net income (loss) to Adjusted EBITDA for the periods presented:

	Three Months Ended
	March 31,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(In thousands)

Net income (loss)	$58,928	$(40,401)	$64,197	$238,611	$204,780	$201,067	$67,458
Interest expense	27,055	18,564	102,202	53,843	2,167	6,578	5,627
Provision for income taxes	30,995	(20,712)	20,224	101,892	112,373	(18)	—
Amortization of loan fees	1,554	825	4,789	1,912	500	2,113	2,939
Write-off of unamortized loan fees	—	—	10,890	—	1,961	3,287	—
Loss on early extinguishment of debt	—	—	—	774	—	—	—
Depreciation and amortization	34,240	25,597	113,611	64,193	13,624	6,272	4,521
Maintenance turnaround expense	104	955	28,936	15,947	22,196	6,999	14,295
Net change in LCM reserve	(10,955)	—	61,005	—	—	—	—

Adjusted EBITDA	$141,921	$(15,172)	$405,854	$477,172	$357,601	$226,298	$94,840

RISK FACTORS

Risk factors relating to an investment in our common stock are contained in our Annual Report on Form 10-K for the year ended December 31, 2008, and are incorporated by reference into this prospectus supplement. The risk factors set forth below supplement the risk factors contained in the accompanying prospectus dated April 23, 2009, and replace them to the extent they are inconsistent. We strongly urge you to read the risk factors set forth below, as well as those in both our Annual Report on Form 10-K for the year ended December 31, 2008, and the accompanying prospectus dated April 23, 2009, before making an investment in our common stock. The risks and uncertainties described in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein are not the only ones facing us. Additional risks and uncertainties that we do not presently know about or that we currently believe are not material may also adversely affect our business, financial condition, results of operations and prospects.

Risks Related to this Offering

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

The market price of our common stock has experienced, and may continue to experience, significant volatility. Between January 1, 2009 and June 4, 2009, the trading price of our common stock on the New York Stock Exchange has ranged from a low of $7.83 per share to a high of $16.30 per share. Numerous factors, including many over which we have no control, may have a significant impact on the market price of our common stock. These risks include those described or referred to in this “Risk Factors” section and in the other documents incorporated herein by reference as well as, among other things:

•	our operating and financial performance and prospects;

•	our ability to repay our debt;

•	investor perceptions of us and the industry and markets in which we operate;

•	our dividend policy;

•	future sales of equity or equity-related securities;

•	changes in earnings estimates or buy/sell recommendations by analysts; and

•	general financial, domestic, international, economic, and other market conditions.

In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our common stock, regardless of our operating performance. Furthermore, stockholders may initiate securities class action lawsuits if the market price of our stock drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management. As a result of these factors, among others, the value of your investment may decline, and you may be unable to resell your shares of our common stock at or above the offering price.

Future sales of shares of our common stock may depress its market price.

Sales of substantial numbers of additional shares of common stock, including shares of common stock underlying the convertible senior notes, as well as sales of shares that may be issued in connection with future acquisitions or for other purposes, including to finance our operations and business strategy, or the perception that such sales could occur, may have a harmful effect on prevailing market prices for our common stock and our ability to raise additional capital in the financial markets at a time and price favorable to us. The price of our common stock could also be affected by possible sales of our common stock by investors who view the notes being offered in the concurrent convertible senior notes offering as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that we expect will develop involving our common stock.

Our controlling stockholders may have conflicts of interest with other stockholders in the future.

Mr. Paul Foster, our Chief Executive Officer and Chairman of the Board, and Messrs. Jeff Stevens (our President and Chief Operating Officer and a current director), Ralph Schmidt (our former Chief Operating Officer and a current director) and Scott Weaver (our Vice President, Assistant Secretary and a current director) currently own approximately 55% of our common stock. Following this offering, Mr. Foster and the other members of this group will own approximately 43% of our common stock (not including any shares which may be issued upon conversion of the convertible senior notes, any shares which may be issued pursuant to the underwriters’ option to purchase additional shares or any shares which may be issued to Messrs. Foster, Stevens and Weaver in connection with their anticipated participation in this offering and our concurrent convertible senior notes offering). As a result, Mr. Foster and the other members of this group will be able to strongly influence or effectively control the election of our directors and determine our corporate and management policies. So long as this group continues to own a significant amount of the outstanding shares of our common stock, they will continue to be able to strongly influence or effectively control our decisions, including whether to pursue or consummate potential mergers or acquisitions, asset sales, and other significant corporate transactions. The interests of Mr. Foster and the other members of this group may not coincide with the interests of other holders of our common stock. In addition, following this offering, we will no longer be a “controlled company” under the New York Stock Exchange rules. As a result, we will need to have a majority of independent directors within one year following this offering.

USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $170.5 million (or approximately $196.2 million if the underwriters exercise their option to purchase additional shares in full). In addition, we estimate that the net proceeds from the concurrent convertible senior notes offering, after deducting underwriting discounts and commissions and before estimated offering expenses, will be approximately $193.4 million (or approximately $222.5 million if the underwriters exercise their option to purchase additional convertible senior notes in full). We also expect to receive net proceeds of approximately $587 million, after deducting the initial purchasers’ discount and our estimated offering expenses, from the private offering of our senior secured notes. See “Prospectus Supplement Summary — Recent Developments — Concurrent Notes Offerings.”

We intend to use the net proceeds from this offering and from the concurrent senior secured notes offering and convertible senior notes offering to repay indebtedness under our Term Loan Credit Agreement.

As of March 31, 2009, we had approximately $1.28 billion outstanding under our Term Loan Credit Agreement. Our Term Loan Credit Agreement has a maturity date of May 30, 2014. At March 31, 2009, the interest rate under the Term Loan Credit Agreement was 8.25%.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2009:

•	on a historical basis;

•	on a pro forma basis to reflect the consummation of this offering at the public offering price of $9.00 per share (assuming no exercise of the underwriters’ option to purchase additional shares) and the application of the estimated net proceeds of this offering towards the repayment of borrowings under our Term Loan Credit Agreement as set forth under “Use of Proceeds;” and

•	on a pro forma basis as adjusted to give further effect to the consummation of our concurrent offerings of $200 million aggregate principal amount of our 5.75% convertible senior notes and $600 million aggregate principal amount of our senior secured notes (as described under “Prospectus Supplement Summary — Recent Developments — Concurrent Notes Offerings”), assuming no exercise of the underwriters’ option in the convertible senior notes offering, and the application of the anticipated net proceeds from the senior secured notes offering and the convertible senior notes offering, together with the estimated net proceeds from this offering, towards the repayment of borrowings under our Term Loan Credit Agreement as set forth under “Use of Proceeds.”

	March 31, 2009
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(In thousands)

Cash and Cash Equivalents	$74,229	$74,229	$74,229

Total Debt:
Term Loan Credit Agreement	$1,277,250	$1,106,710	$326,310
Revolving Credit Agreement	—	—	—
Senior Secured Notes	—	—	600,000
5.75% Convertible Senior Notes(1)	—	—	200,000

Total Debt	$1,277,250	$1,106,710	$1,126,310

Stockholders’ Equity (Deficit):
Preferred stock, par value $0.01, 10,000,000 shares authorized; no shares issued and outstanding	$—	$—	$—
Common stock, par value $0.01, 240,000,000 shares authorized; 68,630,454 shares issued and outstanding (88,630,454 shares issued outstanding pro forma for the pending common stock offering)	686	886	886
Additional paid-in capital	373,662	544,004	544,004
Retained earnings	536,465	535,323	530,100
Accumulated other comprehensive loss, net of tax	(18,733)	(18,733)	(18,733)
Common stock held in treasury — 689,793 shares, at cost	(21,367)	(21,367)	(21,367)

Total Stockholders’ Equity	870,713	1,040,113	1,034,890

Total Capitalization	$2,147,963	$2,146,823	$2,161,200

(1)	Under FSP APB 14-1 Accounting for Convertible Debt Instruments that May be Settled in Cash Upon Conversion (Including Partial Cash Settlement) (FSP APB 14-1), which we adopted on January 1, 2009, an estimated debt discount of approximately $56.51 million would have been recorded for the convertible senior notes, reducing the outstanding debt amounts to $143.49 million and increasing shareholders’ equity by approximately $56.51 million. This discount is not reflected in the amount shown in the table above.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock is traded on the NYSE under the symbol “WNR.” The high and low sales prices of the shares as listed on the NYSE and the dividends declared during the first and second quarter of 2009, and during the four quarters of 2008 and 2007 are set forth below:

	Market Price		Dividends
	High	Low	Declared

2009
Second Quarter (through June 4, 2009)	$16.30	$9.50	$—
First Quarter	14.00	7.83	—

			$—

2008
Fourth Quarter	$10.45	$4.50	$—
Third Quarter	13.00	6.47	—
Second Quarter	17.23	7.81	—
First Quarter	25.77	12.75	0.06

			$0.06

2007
Fourth Quarter	$43.20	$23.60	$0.06
Third Quarter	66.13	39.65	0.06
Second Quarter	59.29	34.75	0.06
First Quarter	40.60	23.88	0.04

			$0.22

The last reported sale price of our common stock on June 4, 2009 on the New York Stock Exchange was $9.50.

As of May 29, 2009, we had 140 holders of record of our common stock.

Our Board of Directors has not declared dividends on our common stock since the first quarter of 2008. Furthermore, our Credit Facilities contain a covenant prohibiting us from paying dividends on our common stock prior to December 31, 2009. After that date, our Credit Facilities permit us to pay dividends on our common stock provided we are in compliance with the various financial covenants set forth therein and provided further that the aggregate amount of cash dividends we pay in fiscal year 2010 does not exceed $20 million (with the threshold for subsequent years increasing by $5 million per year thereafter). Additionally, the indenture we intend to enter into in connection with the senior secured notes offering will contain certain restrictions on the payment of dividends, which will limit our ability to pay dividends if certain financial covenants are not met. The declaration and payment of future dividends by our Board of Directors will be dependent upon our earnings and financial condition, economic and market conditions and other factors deemed relevant by our Board of Directors. Therefore, no assurances can be given as to the amount or timing of the declaration and payment of future dividends.

CONCURRENT FINANCING TRANSACTIONS

Concurrent Notes Offerings

Senior Secured Notes Offering

Concurrently with this common stock offering, we are offering $600 million aggregate principal amount of our senior secured notes due 2017 in a private placement. The senior secured notes will be guaranteed on a senior secured basis by each of our subsidiaries. The senior secured notes and the guarantees will be secured on a first-priority basis, equally and ratably with the Term Loan Credit Agreement and any future other pari passu secured obligation, by the Company’s fixed assets, including its refineries, and on a second-priority basis, equally and ratably with the Term Loan Credit Agreement and any future other pari passu secured obligation, by the Company’s cash, accounts receivable and inventory. The indenture governing the senior secured notes will contain customary covenants, including, among others, covenants that restrict our ability to pay dividends on our common stock. See “Price Range of Common Stock and Dividends.”

Convertible Senior Notes Offering

In addition, we are offering $200 million aggregate principal amount of our 5.75% convertible senior notes due 2014 (or up to $230 million aggregate principal amount of convertible senior notes if the underwriters exercise their option to purchase additional convertible senior notes in full) pursuant to a separate prospectus supplement and accompanying prospectus. The convertible senior notes will be our senior unsecured and unsubordinated obligations and will pay interest semi-annually in arrears at a rate of 5.75% per year.

The initial conversion rate for the convertible senior notes will be 92.5926 shares of common stock per $1,000 principal amount of convertible senior notes (equivalent to an initial conversion price of approximately $10.80 per share of common stock). In lieu of delivery of shares of common stock in satisfaction of our obligation upon conversion of the convertible senior notes, we may elect to settle conversions entirely in cash or by net share settlement.

This common stock offering is not contingent upon either of the convertible senior notes offering or the senior secured notes offering, and neither of the convertible senior notes offering nor the senior secured notes offering is contingent upon this common stock offering. We expect to raise approximately $780.4 million in aggregate gross proceeds from the senior secured notes offering and the convertible senior notes offering. The amounts sold in the senior secured notes offering may increase or decrease based on market conditions. We cannot assure you that the senior secured notes offering and/or the convertible senior notes offering will be completed or, if completed, that they will be completed for the full amount contemplated.

Amendments to Credit Facilities

On May 29, 2009 we amended our Credit Facilities to permit the issuance of the senior secured notes and the convertible senior notes. In addition, the amendments modify the financial covenants described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Indebtedness” in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 upon the reduction of the principal amount of term loans outstanding under our Term Loan Credit Agreement to an amount of $800 million or less. If we reduce the principal outstanding amount of term loans under our Term Loan Credit Agreement to $800 million or less on or before September 30, 2010, then our minimum consolidated interest coverage ratio will be 2.00 to 1.00 and our maximum consolidated leverage ratio will be 4.50 to 1.00 through September 30, 2010, and, as of December 31, 2010 and each fiscal quarter thereafter, our minimum consolidated interest coverage ratio will be 2.50 to 1.00 and our maximum consolidated leverage ratio will be 4.00 to 1.00. If we reduce the principal outstanding amount of term loans under our Term Loan Credit Agreement to $800 million or less after September 30, 2010, then our minimum consolidated interest coverage ratio will be 2.50 to 1.00 and our maximum consolidated leverage ratio will be 4.00 to 1.00 thereafter. The amendments also eliminate the maximum consolidated senior leverage ratio upon the reduction of the outstanding principal amount of term loans under our Term Loan Credit Agreement to $800 million or less. The restricted payments covenant in both Credit Facilities were also amended to allow for payments of interest and principal on convertible and exchangeable debt securities and cash payments upon the conversion or exchange of such securities to be paid. From and after the time that the outstanding principal amount of term loans under our Term Loan Credit Agreement is reduced to or below $800 million, the applicable interest rate for borrowings under the Term Loan Credit Agreement shall be LIBOR plus 6.00%, subject to an interest rate floor of 3.25% per annum, in the case of Eurodollar rate borrowings, and base rate plus 5.00% per annum, in the case of base rate borrowings. In respect of the amendment to the Revolving Credit Agreement, the Company paid an amendment fee to lenders executing the amendment equal to 0.25% of the commitments of each lender that executed the amendment. Additionally, the 2008 Letter of Credit Facility was terminated in connection with the amendment of the Revolving Credit Agreement.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain U.S. federal income tax consequences and estate tax consequences of ownership and disposition of common stock by a beneficial owner that is a “Non-U.S. Holder,” other than a Non-U.S. Holder that owns, or has owned, actually or constructively, more than 5% of our common stock. A “Non-U.S. Holder” is a person or entity that, for U.S. federal income tax purposes, is a:

•	non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates;

•	foreign corporation; or

•	foreign estate or trust.

A “Non-U.S. Holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Non-U.S. holders that are partners of a partnership holding our common stock should consult their own tax advisors.

This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to Non-U.S. Holders that are subject to special treatment under the U.S. federal income tax laws (including U.S. expatriates). Prospective holders are urged to consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Dividends

Dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, as described below. In order to obtain a reduced rate of withholding, a Non-U.S. Holder generally will be required to provide a properly executed Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty. A Non-U.S. Holder of a common stock eligible for a reduced rate of withholding may qualify for a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service (the “IRS”). Such Non-U.S. Holders should consult their own tax advisors regarding the availability of such a refund.

The withholding tax does not apply to dividends paid to a Non-U.S. Holder who provides a properly executed IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the Non-U.S. Holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on Sale or Other Disposition of Common Stock

Subject to the discussion below concerning backup withholding, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain recognized on a sale or other disposition of our common stock, unless:

•	the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, subject to an applicable treaty providing otherwise, or

•	we are or have been a U.S. real property holding corporation, as defined below, at any time within the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter, and our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

Because of the real property and refinery assets we own, we may be a “U.S. real property holding corporation.” The determination of whether we are a “U.S. real property holding corporation” is fact specific and depends on the composition of our assets. Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests, as defined in the Code and applicable regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If we are, have been, or become, a U.S. real property holding corporation, and our common stock is regularly traded on an established securities market, a Non-U.S. Holder who (actually or constructively) holds or held (at anytime during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than five percent of our common stock would be subject to U.S. federal income tax on a disposition of our common stock, but other Non-U.S. Holders generally would not be. If our common stock is not so traded, and we are or have been a U.S. real property holding corporation during specified periods, all Non-U.S. Holders generally would be subject to U.S. federal income tax on disposition of our common stock. We anticipate that our common stock will continue to be regularly traded on an established securities market. Non-U.S. Holders are encouraged to consult their own tax advisors regarding our possible status as a “U.S. real property holding corporation” and its possible consequences in their particular circumstances.

If a Non-U.S. Holder is engaged in a trade or business in the United States and gain recognized by the Non-U.S. Holder on a sale or other disposition of common stock is effectively connected with a conduct of such trade or business, the Non-U.S. Holder will generally be taxed in the same manner as a U.S. resident, subject to an applicable income tax treaty providing otherwise. Non-U.S. Holders whose gain from dispositions of common stock may be effectively connected with a conduct of a trade or business in the United States are urged to consult their own tax advisors with respect to the U.S. tax consequences of the ownership and disposition of common stock, including the possible imposition of a branch profits tax.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of common stock. The IRS may make this information available under the provisions of an applicable income tax treaty to the tax authorities in the country in which the Non-U.S. Holder is resident. A Non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against such holder’s United States federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS. Non-U.S. Holders should consult their own tax advisors concerning the application of information reporting and backup withholding rules.

Federal Estate Tax

Individuals who are Non-U.S. Holders at the time of their death and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

UNDERWRITING

We intend to offer the shares through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares of common stock listed opposite their names below.

Number
Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated	8,000,000
Goldman, Sachs & Co.	8,000,000
BNP Paribas Securities Corp.	3,000,000
ABN AMRO Incorporated	1,000,000

Total	20,000,000

The underwriters have agreed to purchase all of the shares of common stock sold pursuant to the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We expect to deliver the shares against payment for the shares on or about the date specified in the last paragraph of the cover page of this prospectus supplement, which will be the fourth business day following the date of pricing of the shares.

Commissions and Discounts

The underwriters have advised us that they propose to initially offer the shares to the public at the public offering price set forth on the cover page of this prospectus supplement, and to dealers at that price less a concession not in excess of $0.27 per share. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

		Without	With
	Per Share	Option	Option

Public offering price	$9.00	$180,000,000	$207,000,000
Underwriting discount	$.45	$9,000,000	$10,350,000
Proceeds, before expenses, to us	$8.55	$171,000,000	$196,650,000

The expenses of this offering, not including the underwriting discounts, are estimated to be approximately $460,000 and are payable by us.

Option to Purchase Additional Shares

To the extent the underwriters sell more than 20,000,000 shares, we have granted an option to the underwriters to purchase up to an additional 3,000,000 shares at the public offering price less the underwriting discount. The underwriters may exercise this option within 30 days from the date of this prospectus supplement. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and our executive officers and directors have agreed with limited exceptions that we and they will not, for a period of 90 days from the date of this prospectus supplement, without the prior written consent of the representatives, directly or indirectly:

•	offer, pledge, sell, or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right, or warrant for the sale of any common stock,

•	otherwise dispose of or transfer any common stock,

•	enter into any swap or any other agreement or any transaction that transfers directly or indirectly, the economic consequences of ownership of any common stock, or

•	file any registration statement under the Securities Act in respect of any common stock.

This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

The 90 day restriction period is subject to extension if (i) the company issues an earnings release or material news, or a material event relating to the company occurs, during the last 17 days of the 90 day restriction period, or (ii) prior to the expiration of the 90 day restriction period, the company announces that it will release earnings results during the 16 day period beginning on the last day of the 90 day restriction period. In either case, the restrictions described above shall continue to apply until the expiration of the 18 day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or material event, unless the representatives waive that extension.

Price Stabilization and Short Positions

In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the common stock. Such transactions consist of bids or purchases to peg, fix, or maintain the price of the common stock.

If the underwriters create a short position in the common stock in connection with the offering (i.e., if they sell more shares than are on the cover page of this prospectus supplement) the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of their option to purchase additional shares described above. Purchases of the shares to stabilize the price or to reduce a short position could cause the price of the shares to be higher than it might be in the absence of such purchases.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the shares. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale, and Distribution of Securities

In connection with the offering, the underwriters or securities dealers may distribute this prospectus supplement and the accompanying prospectus by electronic means, such as e-mail. In addition, the underwriters will be facilitating Internet distribution for this offering to certain of their Internet subscription customers. The underwriters intend to allocate a limited number of shares for sale to their online brokerage customers. An electronic prospectus supplement and accompanying prospectus is available on the Internet web sites maintained by the underwriters. Other than the prospectus supplement and accompanying prospectus in electronic format, the information on the underwriters’ web sites is not part of this prospectus supplement or the accompanying prospectus.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, served as sole arranger and book manager of the Revolving Credit Agreement, the Term Loan Credit Agreement and the 2008 Letter of Credit Facility, and an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated serves as the administrative agent and a lender under those facilities. Affiliates of ABN AMRO Incorporated and BNP Paribas Securities Corp. are lenders under our Revolving Credit Agreement, affiliates of Goldman, Sachs & Co. and ABN AMRO Incorporated are lenders under our Term Loan Credit Agreement and affiliates of ABN AMRO Incorporated were lenders under our 2008 Letter of Credit Facility which was terminated on May 29, 2009. In addition, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. have served as financial advisors to us in connection with certain strategic initiatives we have pursued, for which they have received customary fees. We expect to use the proceeds of this offering to repay debt outstanding under the Term Loan Credit Agreement.

As described in “Use of Proceeds,” some of the net proceeds of this offering may be used to pay down borrowings under our Term Loan Credit Agreement. Because more than 10% of the proceeds of this offering, not including underwriting compensation, may be received by affiliates of the underwriters in this offering, this offering is being conducted in compliance with the Financial Industry Regulatory Authority (“FINRA”) Rule 5110(h). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of equity securities for which a “bona fide independent market,” as defined by FINRA rules, exists as of the date of the filing of the registration statement and as of the effective date thereof.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus supplement may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer within the EEA of shares which are the subject of the offering contemplated in this prospectus supplement should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorised, nor do they authorise, the making of any offer of shares through any financial intermediary, other than offers made by underwriters which constitute the final offering of shares contemplated in this prospectus supplement.

For the purposes of this provision, and the buyer’s representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares which are the subject of the offering contemplated by this prospectus supplement under, the offers contemplated in this prospectus supplement will be deemed to have represented, warranted and agreed to and with each underwriter and us that:

(a) it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

Switzerland

This document as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus supplement do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange.

The shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the Issuer from time to time.

This document as well as any other material relating to the shares is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell the shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus supplement may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the Shares. If you do not understand the contents of this document you should consult an authorised financial adviser.

New York Stock Exchange Listing

Our shares of common stock are listed on the New York Stock Exchange under the trading symbol “WNR.”

Transfer Agent

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

LEGAL MATTERS

The validity of the securities in respect of which this prospectus supplement is being delivered will be passed on for us by Davis Polk & Wardwell, New York, New York. The underwriters have been represented by Shearman & Sterling LLP, New York, New York.

EXPERTS

The consolidated financial statements incorporated in this prospectus supplement by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, and the effectiveness of Western Refining, Inc.’s internal control over financial reporting as of December 31, 2008 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Western Refining, Inc. at December 31, 2007 and for each of the two years in the period ended December 31, 2007, appearing in our Annual Report on Form 10-K for the year ended December 31, 2008, incorporated by reference in this prospectus supplement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon and incorporated herein by reference, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Giant incorporated herein by reference from our current report on Form 8-K/A dated August 16, 2007 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Financial Accounting Standards Board (FASB) Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations in 2005 and to the adoption of Statement of Financial Accounting Standards No. 158, Employers Accounting for Defined Benefit Plans and Other Post-retirement Benefits, an Amendment of FASB Statements No. 87, 88, 106, and 132(R) in 2006), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Western Refining files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. You may read and copy this information at the following location of the Securities and Exchange Commission:

Public Reference Room
100 F Street, N.E.
Room 1580
Washington, D.C. 20549

You may also obtain copies of this information by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Securities and Exchange Commission’s Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet worldwide web site that contains reports, proxy statements and other information about issuers like Western Refining who file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

The Securities and Exchange Commission allows Western Refining to incorporate by reference information into this document. This means that Western Refining can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered to be a part of this document, except for any information superseded by information that is included directly in this document or incorporated by reference subsequent to the date of this document.

This prospectus incorporates by reference the documents listed below and any future filings that Western Refining makes with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (other than information in the documents or filings that is deemed to have been furnished and not filed) until all the securities offered under this prospectus supplement are sold.

Western Refining, Inc. Securities and
Exchange Commission Filings	Period or Date Filed

Annual Report on Form 10-K	Fiscal year ended December 31, 2008
Quarterly Report on Form 10-Q	Quarterly period ended March 31, 2009
Current Reports on Form 8-K	February 5, 2009
Current Reports on Form 8-K/A	August 16, 2007 (only with respect to the historical financial statements of Giant listed in Item 9.01(a) and set forth in Exhibits 99.1 and 99.2 thereto)
Registration Statement on Form 8-A	January 11, 2006
Proxy Statement on Schedule 14A (those portions incorporated by reference into Western Refining’s Form 10-K only)	April 16, 2009

Documents incorporated by reference are available from Western Refining without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone at the following address:

Western Refining, Inc.
123 W. Mills Ave. Suite 200
El Paso, Texas 79901
Attention: Investor Relations
Telephone: (915) 534-1400

Information is also available on our website at www.wnr.com. Information contained in, or accessible through, our website is not incorporated by reference into this prospectus supplement.

PROSPECTUS

Western Refining, Inc.

Common Stock, Preferred Stock, Debt Securities,
Warrants, Purchase Contracts and Units

We may offer from time to time common stock, preferred stock, debt securities, warrants, purchase contracts or units. We urge you to read this prospectus and the accompanying prospectus supplement, together with the documents we incorporate by reference, which will describe the specific terms of these securities, carefully before you make your investment decision.

Our common stock is listed on the New York Stock Exchange under the trading symbol “WNR.”

Investing in these securities involves certain risks. See “Risk Factors” beginning on page 2 of this prospectus and in the other documents which are incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 23, 2009.

You should rely only on the information contained in or incorporated by reference in this prospectus or any related prospectus supplement or free writing prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus. The terms “Western Refining,” “the Company,” “Western,” “we,” “us” and “our” refer to Western Refining, Inc., or WNR, and the entities that became its subsidiaries upon closing of our initial public offering (including Western Refining Company, L.P., or Western Refining LP), and Giant Industries, Inc. and its subsidiaries, which became wholly-owned subsidiaries on May 31, 2007, unless the context otherwise requires or where otherwise indicated. Any references to the “Company” prior to this date exclude the operations of Giant Industries, Inc.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

We have filed or incorporated by reference exhibits to the registration statement of which this prospectus forms a part. You should read the exhibits carefully for provisions that may be important to you.

WESTERN REFINING, INC.

Western Refining is an independent crude oil refiner and marketer of refined products and also operates service stations and convenience stores. The Company owns and operates four refineries with a total crude oil throughput capacity of approximately 238,000 barrels per day, or bpd. In addition to its 128,000 bpd refinery in El Paso, Texas, Western Refining also owns and operates a 70,000 bpd refinery on the East Coast of the United States near Yorktown, Virginia and two refineries in the Four Corners region of Northern New Mexico with a combined throughput capacity of 40,000 bpd. Western Refining’s primary operating areas encompass West Texas, Arizona, New Mexico, Utah, Colorado, and the Mid-Atlantic region. In addition to the refineries, the Company also owns and operates stand-alone refined products terminals in Flagstaff, Arizona and Albuquerque, New Mexico, as well as asphalt terminals in Phoenix and Tucson, Arizona, Albuquerque and El Paso. As of February 27, 2009, Western Refining also owned and operated 153 retail service stations and convenience stores in Arizona, Colorado and New Mexico, a fleet of crude oil and finished product truck transports, and a wholesale petroleum products distributor that operates in Arizona, California, Colorado, Nevada, New Mexico, Texas, and Utah.

Western Refining’s principal executive offices are located at 123 W. Mills Ave., Suite 200, El Paso, Texas, and our telephone number at that address is (915) 534-1400. We maintain a website at www.wnr.com, where general information about us is available. We are not incorporating the contents of our website into this prospectus.

RISK FACTORS

An investment in our securities involves risk.  The acquisition of Giant Industries, Inc., or Giant, has significantly changed the nature and scope of our operations. As a result, the risks we face have changed as well. In addition to the other information in this prospectus and our other filings with the SEC, you should carefully consider the following risk factors in evaluating us and our business. If any of the risks actually occurs, our business, financial condition and results of operations could be adversely affected.

The price volatility of crude oil, other feedstocks, refined products, and fuel and utility services has had and may continue to have a material adverse effect on our earnings and cash flows.

Our earnings and cash flows from operations depend on the margin above fixed and variable expenses (including the cost of refinery feedstocks, such as crude oil) at which we are able to sell refined products. Refining margins historically have been volatile, and are likely to continue to be volatile, as a result of a variety of factors, including fluctuations in the prices of crude oil, other feedstocks, refined products, and fuel and utility services. In particular, our refining margins were significantly lower in 2008 compared to 2007 due to substantial increases in feedstock costs and lower increases in gasoline prices throughout much of 2008.

In recent years, the prices of crude oil, other feedstocks and refined products have fluctuated substantially. The NYMEX WTI postings of crude oil for 2008 ranged from $33.87 to $145.29 per barrel. Prices of crude oil, other feedstocks and refined products depend on numerous factors beyond our control, including the supply of and demand for crude oil, other feedstocks, gasoline and other refined products. Such supply and demand are affected by, among other things:

•	changes in global and local economic conditions;

•	demand for crude oil and refined products, especially in the U.S., China and India;

•	worldwide political conditions, particularly in significant oil producing regions such as the Middle East, West Africa and Latin America;

•	the level of foreign and domestic production of crude oil and refined products and the level of crude oil, feedstocks and refined products imported into the U.S., which can be impacted by accidents, interruptions in transportation, inclement weather or other events affecting producers and suppliers;

•	U.S. government regulations;

•	utilization rates of U.S. refineries;

•	changes in fuel specifications required by environmental and other laws, particularly with respect to oxygenates and sulfur content;

•	the ability of the members of the Organization of Petroleum Exporting Countries to maintain oil price and production controls;

•	development and marketing of alternative and competing fuels;

•	pricing and other actions taken by competitors that impact the market;

•	product pipeline capacity, including the Longhorn pipeline, as well as Kinder Morgan’s expansion (completed in 2007) of its East Line, both of which could increase supply in certain of our service areas and therefore reduce our margins;

•	accidents, interruptions in transportation, inclement weather or other events that can cause unscheduled shutdowns or otherwise adversely affect our plants, machinery or equipment, or those of our suppliers or customers; and

•	local factors, including market conditions, weather conditions and the level of operations of other refineries and pipelines in our service areas.

Volatility has had, and may continue to further have, a negative effect on our results of operations to the extent that the margin between refined product prices and feedstock prices narrows further, as was the case throughout much of 2008.

The nature of our business requires us to maintain substantial quantities of crude oil and refined product inventories. Crude oil and refined products are commodities. As a result, we have no control over the changing market value of these inventories. Because our inventory of crude oil and refined product is valued at the lower of cost or market value under the “last-in, first-out,” or LIFO, inventory valuation methodology, if the market value of our inventory were to decline to an amount less than our LIFO cost, we would record a write-down of inventory and a non-cash charge to cost of products sold. The estimated fair value of the Giant inventory recorded as a result of the acquisition of Giant increased the likelihood of a lower of cost or market inventory write-down to occur in the future. As a result of declining market prices of crude oil, blendstocks and finished products, in the fourth quarter of 2008 we recorded a non-cash adjustment of $61.0 million to value our Yorktown inventories to net realizable market values. During 2008, a reduction in inventory quantities resulted in liquidation of applicable LIFO inventory quantities carried at lower costs in the prior year. These LIFO liquidations resulted in an increase in costs of products sold of $66.9 million.

In addition, the volatility in costs of fuel, principally natural gas, and other utility services, principally electricity, used by our refineries affects operating costs. Fuel and utility prices have been, and will continue to be, affected by factors outside our control, such as supply and demand for fuel and utility services in both local and regional markets. Natural gas prices have historically been volatile. Typically, electricity prices fluctuate with natural gas prices. Future increases in fuel and utility prices may have a negative effect on our results of operations.

We may not realize the anticipated benefits from the acquisition of Giant Industries, Inc.

We will face certain challenges as we continue to integrate Giant’s operations into our business. In particular, the Giant acquisition has significantly expanded our geographic scope, the types of business in which we are engaged, the number of our employees and the number of refineries we operate, thereby presenting us with significant challenges as we work to manage the substantial increases in scale resulting from the acquisition. We must integrate a large number of systems, both operational and administrative. Delays in this process could have a material adverse effect on our revenues, expenses, operating results and financial condition. In addition, events outside of our control, including changes in state and federal regulation and laws as well as economic trends, also could adversely affect our ability to realize the anticipated benefits from the Giant acquisition.

Western Refining Yorktown, Inc., or Western Yorktown, our subsidiary we acquired in connection with the Giant acquisition, declared force majeure under its crude oil supply agreement with Statoil Marketing and Trading (USA), Inc., or Statoil, based on the effects of the Grane crude oil on its plant and equipment. Statoil filed a lawsuit against Western Yorktown on March 28, 2008 in the Superior Court of Delaware in and for New Castle County. The lawsuit alleges breach of contract and other related claims by Western Yorktown in connection with the crude oil supply agreement and alleges Statoil is entitled to recover damages in excess of $100 million. Western Yorktown believes its declaration of force majeure was in accordance with the contract, disputes Statoil’s claims and intends to vigorously defend against them.

We can give no assurance that our acquisition of Giant will perform in accordance with our expectations. We can give no assurance that our expectations with regards to integration and synergies will materialize. Our failure to successfully integrate and operate these legacy Giant assets or to resolve any issues arising from the declaration of force majeure under the Statoil contract, and to realize the anticipated benefits of the acquisition, could adversely affect our operating, performing and financial results. See Item 1, “Business — Refining Segment — Yorktown Refinery — Raw Material Supply” in our Annual Report on Form 10-K for the year ended December 31, 2008.

Our historical financial statements may not be indicative of future performance.

In light of our acquisition of Giant on May 31, 2007, our financial statements only reflect the impact of that acquisition since June 1, 2007, and therefore make comparisons with prior periods difficult. As a result, our limited historical financial performance as owners of Giant makes it difficult for shareholders to evaluate our business and results of operations to date and to assess our future prospects and viability. Furthermore, our brief operating history has resulted in revenue and profitability growth rates that may not be indicative of our future results of operations. As a result, the price of our common stock may be volatile.

If the price of crude oil increases significantly or our credit profile changes, or if we are unable to access our revolving credit facility for borrowings or for letters of credit, our liquidity and our ability to purchase enough crude oil to operate our refineries at full capacity could be materially and adversely affected.

We rely on borrowings and letters of credit under our $800.0 million revolving credit facility and our $80 million letter of credit credit agreement, or 2008 L/C Credit Agreement, to purchase crude oil for our refineries. Changes in our credit profile could affect the way crude oil suppliers view our ability to make payments and induce them to shorten the payment terms of their invoices with us or require additional support such as letters of credit. Due to the large dollar amounts and volume of our crude oil and other feedstock purchases, any imposition by our creditors of more burdensome payment terms on us, or our inability to access our revolving credit facility or 2008 L/C Credit Agreement, may have a material adverse effect on our liquidity and our ability to make payments to our suppliers, which could hinder our ability to purchase sufficient quantities of crude oil to operate our refineries at planned rates. In addition, if the price of crude oil increases significantly, we may not have sufficient capacity under our revolving credit facility or 2008 L/C Credit Agreement, or sufficient cash on hand, to purchase enough crude oil to operate our refineries at planned rates. A failure to operate our refineries at planned rates could have a material adverse effect on our earnings and cash flows.

Our business, financial condition and results of operations may be materially adversely affected by a general economic downturn and by instability and volatility in the financial markets.

The recent turmoil in the global financial markets and the scarcity of credit has led to lack of consumer confidence, increased market volatility and widespread reduction of business activity generally in the United States and abroad. In addition, the United States is considered to be in the midst of an economic recession. An economic downturn could materially adversely affect the liquidity, businesses and/or financial conditions of our customers, which could in turn result not only in decreased demand for our products, but also increased delinquencies in our accounts receivable. Furthermore, the financial crisis could have a negative impact on our cost of borrowing and on our ability to obtain future borrowings or letters of credit under our revolving credit facility or our 2008 L/C Credit Agreement if any of our lenders are forced into receivership or file for bankruptcy or are otherwise unable to perform their obligations thereunder. The disruptions in the financial markets could also lead to a reduction in available trade credit due to counterparties’ liquidity concerns. If we experience a decrease in demand for our products or an increase in delinquencies in our accounts receivable, or if we are unable to obtain borrowings or letters of credit under our revolving credit facility or our 2008 L/C Credit Agreement, our business, financial condition and results of operations could be materially adversely affected.

We have a significant amount of indebtedness.

As of December 31, 2008, our total debt was $1,340.5 million and our stockholders’ equity was $811.5 million. We currently have an $800.0 million revolving credit facility and an $80.0 million L/C Credit Agreement. As of December 31, 2008, the gross availability under the 2007 Revolving Credit Agreement was $429.8 million pursuant to the borrowing base due to lower values of inventories and accounts receivable. As of December 31, 2008, we had net availability under the 2007 Revolving Credit Agreement and the 2008 L/C Credit agreement of $124.1 million due to $245.7 million in letters of credit outstanding and $60.0 million in direct borrowings. On February 27, 2009, the gross availability under the 2007 Revolving Credit Agreement was $382.2 million pursuant to the borrowing base due to lower values of inventories and accounts receivable.

On February 27, 2009, we had net availability under the 2007 Revolving Credit Agreement and the 2008 L/C Credit Agreement of $133.0 million due to $249.2 million in letters of credit outstanding and no direct borrowings. Our level of debt may have important consequences to you. Among other things, it may:

•	limit our ability to use our cash flow, or obtain additional financing, for future working capital, capital expenditures, acquisitions or other general corporate purposes;

•	restrict our ability to pay dividends;

•	require a substantial portion of our cash flow from operations to make debt service payments;

•	limit our flexibility to plan for, or react to, changes in our business and industry conditions;

•	place us at a competitive disadvantage compared to our less leveraged competitors; and

•	increase our vulnerability to the impact of adverse economic and industry conditions and, to the extent of our outstanding debt under our floating rate debt facilities, the impact of increases in interest rates.

We cannot assure you that we will continue to generate sufficient cash flow or that we will be able to borrow funds under our revolving credit facility in amounts sufficient to enable us to service our debt or meet our working capital and capital expenditure requirements. Our ability to generate sufficient cash flows from our operating activities will continue to be primarily dependent on producing or purchasing, and selling, sufficient quantities of refined products at margins sufficient to cover fixed and variable expenses. Our refining margins deteriorated in 2008 compared to 2007 due to substantial increases in feedstock costs and lower increases in gasoline prices. As a result, our earnings and cash flow were negatively impacted. If our margins continue to deteriorate significantly, or if our earnings and cash flow continue to suffer for any other reason, we may be unable to comply with the financial covenants set forth in our credit facilities. If we fail to satisfy these covenants, we could be prohibited from borrowing for our working capital needs and issuing letters of credit, which would hinder our ability to purchase sufficient quantities of crude oil to operate our refineries at planned rates. To the extent that we are unable to generate sufficient cash flows from operations, or if we are unable to borrow or issue letters of credit under the revolving credit facility or the 2008 L/C Credit Agreement, we may be required to sell assets, reduce capital expenditures, refinance all or a portion of our existing debt, or obtain additional financing through equity or debt financings. If additional funds are obtained by issuing equity securities, our existing stockholders could be diluted. We cannot assure you that we will be able to refinance our debt, sell assets, or obtain additional financing on terms acceptable to us, if at all. In addition, our ability to incur additional debt will be restricted under the covenants contained in our revolving credit facility, term loan facility and 2008 L/C Credit Agreement. See Part II, — Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Working Capital” and Part II, — Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Indebtedness” in our Annual Report on Form 10-K for the year ended December 31, 2008.

Covenants and events of default in our debt instruments could limit our ability to undertake certain types of transactions and adversely affect our liquidity.

Our revolving credit facility and term loan facility contain covenants and events of default that may limit our financial flexibility and ability to undertake certain types of transactions. For instance, we are subject to negative covenants that restrict our activities, including restrictions on:

•	creating liens;

•	engaging in mergers, consolidations and sales of assets;

•	incurring additional indebtedness;

•	providing guarantees;

•	engaging in different businesses;

•	making investments;

•	making certain dividend, debt and other restricted payments;

•	engaging in certain transactions with affiliates; and

•	entering into certain contractual obligations.

We are also subject to financial covenants that require us to maintain specified financial ratios and to satisfy other financial tests, including a new minimum EBITDA covenant, minimum consolidated interest coverage ratio (as defined therein), maximum consolidated leverage ratio (as defined therein) and maximum consolidated senior leverage ratio (as defined therein). Our ability to comply with these covenants will depend upon our ability to generate results similar to those in prior periods, which will depend on factors outside our control, including crack spreads, which worsened in 2008 (as compared to 2007). We cannot assure you that we will satisfy these covenants. If we fail to satisfy the covenants set forth in these facilities or an event of default occurs under these facilities, the maturity of the loans could be accelerated or we could be prohibited from borrowing for our working capital needs and issuing letters of credit. If the loans are accelerated and we do not have sufficient cash on hand to pay all amounts due, we could be required to sell assets, to refinance all or a portion of our indebtedness, or to obtain additional financing through equity or debt financings. Refinancing may not be possible and additional financing may not be available on commercially acceptable terms, or at all. If we cannot borrow or issue letters of credit under the revolving credit facility or 2008 L/C Credit Agreement, we would need to seek additional financing, if available, or curtail our operations.

The dangers inherent in our operations could cause disruptions and could expose us to potentially significant losses, costs or liabilities. Any significant interruptions in the operations of any of our refineries could materially and adversely affect our business, financial condition and operating results.

Our operations are subject to significant hazards and risks inherent in refining operations and in transporting and storing crude oil, intermediate products, and refined products. These hazards and risks include, but are not limited to, the following:

•	natural disasters;

•	fires;

•	explosions;

•	pipeline ruptures and spills;

•	third-party interference;

•	disruption of natural gas deliveries under our interruptible natural gas delivery contract for the El Paso refinery;

•	disruptions of electricity deliveries;

•	disruption of sulfur gas processing by E.I. du Pont de Nemours; and

•	mechanical failure of equipment at our refineries or third-party facilities.

Any of the foregoing could result in production and distribution difficulties and disruptions, environmental pollution, personal injury or wrongful death claims, and other damage to our properties and the properties of others. There is also risk of mechanical failure and equipment shutdowns both in general and following unforeseen events. Furthermore, in such situations, undamaged refinery processing units may be dependent on or interact with damaged process units and, accordingly, are also subject to being shut down.

Our refineries consist of many processing units, several of which have been in operation for a long time. One or more of the units may require unscheduled downtime for unanticipated maintenance or repairs, or our planned turnarounds may last longer than anticipated. Scheduled and unscheduled maintenance could reduce our revenues and increase our costs during the period of time that our units are not operating.

Our refining activities are conducted at our El Paso refinery in Texas, the Yorktown refinery in Virginia, and our two refineries in New Mexico. The refineries constitute a significant portion of our operating assets, and our refineries supply a significant portion of our fuel to our retail operations. Prior to our acquisition of Giant in 2007, there was one fire incident at the Yorktown refinery and two fire incidents at the Gallup refinery in late 2006. Because of the significance to us of our refining operations, the occurrence of any of the events described above could significantly disrupt our production and distribution of refined products, and any sustained disruption could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to run our Four Corners refineries at increased rates.

In 2005, Giant purchased an inactive pipeline running from Southwest New Mexico to Northwest New Mexico. The pipeline has been upgraded to transport crude oil from Southeast New Mexico to the Four Corners region. While this additional supply of crude oil was intended to allow us to run our Four Corners refineries at increased rates, we may not be able to do so. These refineries had been running at less than full capacity for a number of years and there is no assurance that the refinery units will be able to run at increased rates. Based on seasonally lower product demand in the Four Corners area in the winter months and to manage our working capital, we have removed the crude oil from the pipeline. We will continue to evaluate future demand and alternative sources of crude oil to determine when the pipeline will be returned to service.

We could experience business interruptions caused by pipeline shutdown.

Our El Paso refinery, which is our largest refinery, is dependent on a 450-mile pipeline owned by Kinder Morgan, for the delivery of all of its crude oil. Because our crude oil refining capacity at the El Paso refinery is approaching the delivery capacity of the pipeline, our ability to offset lost production due to disruptions in supply with increased future production is limited due to this crude oil supply constraint. In addition, we will be unable to take advantage of further expansion of the El Paso refinery’s production without securing additional crude oil supplies or pipeline expansion. We also deliver a substantial percentage of the refined products produced at the El Paso refinery through three principal product pipelines. Any extended, non-excused downtime of our El Paso refinery could cause us to lose line space on these refined products pipelines if we cannot otherwise utilize our pipeline allocations. We could experience an interruption of supply or delivery, or an increased cost of receiving crude oil and delivering refined products to market, if the ability of these pipelines to transport crude oil or refined products is disrupted because of accidents, governmental regulation, terrorism, other third-party action, or any other events beyond our control. A prolonged inability to receive crude oil or transport refined products on pipelines that we currently utilize could have a material adverse effect on our business, financial condition and results of operations.

We also have a pipeline system that delivers crude oil to our Four Corners refineries and a pipeline that delivers natural gas liquids to our Gallup refinery. The Four Corners refineries are dependent on the crude oil pipeline system for the delivery of the crude oil necessary to run the refineries at increased rates. If the operation of the pipeline is disrupted because of accidents, governmental regulation, terrorism, other third-party action, or any other events beyond our control, we would not receive the crude oil necessary to run the refineries at increased rates. A prolonged inability to transport crude oil on the pipeline system could have a material adverse effect on our business, financial condition and results of operations.

Certain rights-of-way for our crude oil pipeline system must be renewed periodically, including some that have expired, which are in the process of renewal, and others that expire in the next few years. We expect that substantial lead time will be required to negotiate and complete renewal of these rights-of-way and that the costs of renewal for certain of the rights-of-way may be significant. Our inability to successfully renew these rights-of-way would negatively impact our ability to use the crude oil pipeline systems, which could have a material adverse effect on our business, financial condition and results of operations.

Severe weather, including hurricanes, could interrupt the supply of some of our feedstocks.

Crude oil supplies for the El Paso refinery come from the Permian Basin in Texas and New Mexico and therefore are generally not subject to interruption from severe weather, such as hurricanes. We, however, obtain certain of our feedstocks for the El Paso refinery, such as alkylate, and some refined products we purchase for resale, by pipeline from Gulf Coast refineries. Alkylate is used to produce a portion of our Phoenix Clean Burning Gasoline and other refined products. If our supply of feedstocks is interrupted for the El Paso refinery, our business, financial condition and results of operations would be adversely impacted.

Our Yorktown refinery is located on land that lies along the York River in York County, Virginia. It is situated adjacent to its own deep-water port on the York River. All of the crude oil used by the refinery is delivered by crude oil tankers and most of the finished products sold by the refinery are shipped out by barge, with the remaining amount shipped out by truck or rail. As a result of its location, the refinery is subject to damage or interruption of operations and deliveries of both crude oil and finished products from hurricanes or other severe weather. A prolonged interruption of operations or deliveries could have a material adverse effect on our business, financial condition and results of operations.

Competition in the refining and marketing industry is intense, and an increase in competition in the areas in which we sell our refined products could adversely affect our sales and profitability.

We compete with a broad range of refining and marketing companies, including certain multinational oil companies. Because of their geographic diversity, larger and more complex refineries, integrated operations and greater resources, some of our competitors may be better able to withstand volatile market conditions, to compete on the basis of price, to obtain crude oil in times of shortage and to bear the economic risks inherent in all phases of the refining industry. In addition, based on the strong fundamentals for the global refining industry, capital investments for refinery expansions and new refineries in international markets have increased, which may result in greater U.S. imports of refined products.

We are not engaged in the petroleum exploration and production business and therefore do not produce any of our crude oil feedstocks. Certain of our competitors, however, obtain a portion of their feedstocks from company-owned production. Competitors that have their own production are at times able to offset losses from refining operations with profits from producing, and may be better positioned to withstand periods of depressed refining margins or feedstock shortages. In addition, we compete with other industries that provide alternative means to satisfy the energy and fuel requirements of our industrial, commercial and individual consumers. If we are unable to compete effectively with these competitors, both within and outside of our industry, there could be a material adverse effect on our business, financial condition and results of operations.

The Longhorn refined products pipeline runs approximately 700 miles from the Houston area of the Gulf Coast to El Paso and has an estimated maximum capacity of 225,000 bpd. This pipeline provides Gulf Coast refiners and other shippers with improved access to West Texas and New Mexico. In addition, Kinder Morgan completed and placed into service its East Line expansion that increases pipeline capacity from El Paso to Tucson and Phoenix, Arizona. The expansion increases capacity on the East Line to over 200,000 bpd. Any additional or modified supply provided by these pipelines could lower prices and increase price volatility in areas that we serve and could adversely affect our sales and profitability. The entity that owns the Longhorn pipeline recently filed for bankruptcy and the impact of this bankruptcy filing on the future operations of this pipeline is uncertain.

Portions of our operations in the areas we operate may be impacted by competitors’ plans, as well as plans of our own, for expansion projects and refinery improvements that could increase the production of refined products in the Southwest region. In addition, we anticipate that lower quality crude oils, which are typically less expensive to acquire, can and will be processed by our competitors as a result of refinery improvements. These developments could result in increased competition in the areas in which we operate.

We may incur significant costs to comply with environmental and health and safety laws and regulations.

Our operations and properties are subject to extensive federal, state and local environmental and health and safety regulations governing, among other things, the generation, storage, handling, use and transportation of petroleum and hazardous substances, the emission and discharge of materials into the environment, waste management, characteristics and composition of gasoline and diesel fuels. If we fail to comply with these regulations, we may be subject to administrative, civil and criminal proceedings by governmental authorities, as well as civil proceedings by environmental groups and other entities and individuals. A failure to comply, and any related proceedings, including lawsuits, could result in significant costs and liabilities, penalties, judgments against us or governmental or court orders that could alter, limit or stop our operations.

In addition, new environmental laws and regulations, including new regulations relating to alternative energy sources and the risk of global climate change, new interpretations of existing laws and regulations, increased governmental enforcement or other developments could require us to make additional unforeseen expenditures. There is growing consensus that some form of regulation will be forthcoming at the federal level in the United States with respect to greenhouse gas emissions (including carbon dioxide) and such regulation could result in the creation of substantial additional costs in the form of taxes or required acquisition or trading of emission allowances. Many of these laws and regulations are becoming increasingly stringent, and the cost of compliance with these requirements can be expected to increase over time. We are not able to predict the impact of new or changed laws or regulations or changes in the ways that such laws or regulations are administered, interpreted or enforced. The requirements to be met, as well as the technology and length of time available to meet those requirements, continue to develop and change. To the extent that the costs associated with meeting any of these requirements are substantial and not adequately provided for, there could be a material adverse effect on our business, financial condition and results of operations.

The Environmental Protection Agency, or EPA, has issued rules pursuant to the Clean Air Act that require refiners to reduce the sulfur content of gasoline and highway diesel fuel by various specified dates. We are incurring substantial costs to comply with the EPA’s low sulfur rules. The Yorktown refinery is subject to a compliance plan agreed to by the EPA that modified the timetable for the Yorktown and El Paso refineries to comply with the rules and requires the Yorktown refinery to produce specified volumes of compliant product by various dates. Failure to produce these specified volumes required by the Yorktown compliance plan has resulted, and could result in the future, in us having to purchase credits and/or sell more high sulfur heating oil than otherwise would be the case. At most times, high sulfur heating oil sells for a lower margin than ultra low sulfur diesel fuel. Failure to comply with the low sulfur regulations could also result in the EPA modifying or revoking the compliance plans or assessing penalties. The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.

Goodwill and other intangible assets comprise a significant portion of our total assets. We must test our goodwill and intangible assets for impairment at least annually, which may result in a material, non-cash write down of goodwill or other intangible assets and could have a material adverse effect on our results of operations and shareholders’ equity.

Goodwill and other intangible assets are subject to impairment assessments at least annually (or more frequently when events or circumstances indicate that an impairment may have occurred) by applying a fair-value based test. Our principal intangible assets are goodwill and various licenses and permits. As discussed above, our refining margins decreased significantly in 2008 as compared to 2007 due to substantial increases in feedstock costs and lower increases in gasoline prices, which has had, and may continue to have, a negative effect on our results of operations to the extent that the margin between refined product prices and feedstock prices narrows further, as was the case throughout much of 2008.

The risk of impairment losses may increase to the extent our market capitalization, results of operations, and cash flows decline. Impairment losses may result in a material, non-cash write-down of goodwill or other intangible assets. Furthermore, impairment losses could have a material adverse effect on our results of operations and shareholders’ equity. While we determined that our goodwill was not impaired at December 31, 2008, declines in our market capitalization could be an early indication that goodwill may become impaired in the future.

We have capital needs for which our internally generated cash flows and other sources of liquidity may not be adequate.

If we cannot generate cash flow or otherwise secure sufficient liquidity to support our short-term and long-term capital requirements, we may not be able to comply with certain environmental standards by the current EPA-mandated deadlines or pursue our business strategies, in which case our operations may not perform as well as we currently expect. We have substantial short-term and long-term capital needs, including those for capital expenditures that we will make to comply with the low sulfur content specifications of the Tier II gasoline standards and on- and off-road diesel laws and regulations. Our short-term working capital needs are primarily crude oil purchase requirements, which fluctuate with the pricing and sourcing of crude oil. We also have significant long-term needs for cash, including those to support our expansion and upgrade plans, as well as for regulatory compliance.

Our operations involve environmental risks that could give rise to material liabilities.

Our operations, and those of prior owners or operators of our properties, have previously resulted in spills, discharges or other releases of petroleum or hazardous substances into the environment, and such spills, discharges or releases could also happen in the future. Past or future spills related to any of our operations, including our refineries, product terminals or transportation of refined products or hazardous substances from those facilities, may give rise to liability (including strict liability, or liability without fault, and cleanup responsibility) to governmental entities or private parties under federal, state or local environmental laws, as well as under common law. For example, we could be held strictly liable under the Comprehensive Environmental Responsibility, Compensation and Liability Act for contamination of properties that we currently own or operate and facilities to which we transported or arranged for the transportation of wastes or by-products for use, treatment, storage or disposal, without regard to fault or whether our actions were in compliance with law at the time. Our liability could also increase if other responsible parties, including prior owners or operators of our facilities, fail to complete their clean-up obligations. Based on current information, we do not believe these liabilities are likely to have a material adverse effect on our business, financial condition or results of operations, but in the event that new spills, discharges or other releases of petroleum or hazardous substances occur or are discovered or there are other changes in facts or in the level of contributions being made by other responsible parties, there could be a material adverse effect on our business, financial condition and results of operations.

In addition, we may face liability for alleged personal injury or property damage due to exposure to chemicals or other hazardous substances located at or released from our refineries or otherwise related to our current or former operations. We may also face liability for personal injury, property damage, natural resource damage or for clean-up costs for the alleged migration of contamination or other hazardous substances from our refineries to adjacent and other nearby properties.

We are involved in a number of methyl tertiary butyl ether, or MTBE, lawsuits.

Lawsuits have been filed in numerous states alleging that MTBE, a high octane blendstock used by many refiners in producing specially formulated gasoline, has contaminated water supplies. MTBE contamination primarily results from leaking underground or aboveground storage tanks. The suits allege MTBE contamination of water supplies owned and operated by the plaintiffs, who are generally water providers or governmental entities. The plaintiffs assert that numerous refiners, distributors or sellers of MTBE and/or gasoline containing MTBE are responsible for the contamination. The plaintiffs also claim that the defendants are jointly and severally liable for compensatory and punitive damages, costs and interest. Joint and several liability means that each defendant may be liable for all of the damages even though that party was responsible for only a small part of the damages.

As a result of the acquisition of Giant, certain of our subsidiaries were defendants in approximately 40 of these MTBE lawsuits pending in Virginia, Connecticut, Massachusetts, New Hampshire, New York, New Jersey, Pennsylvania, Florida and New Mexico. We and our subsidiaries have reached settlement agreements regarding most of these lawsuits, including the New Mexico suit. There are currently seven lawsuits pending.

Western also has been named as a defendant in a lawsuit filed by the State of New Jersey related to MTBE. Western has never done business in New Jersey and has never sold any products in that state or that could have reached that state. Accordingly, Western intends to vigorously defend itself.

Owners of a small hotel in Aztec, New Mexico, filed a lawsuit in San Juan County, New Mexico alleging migration of underground gasoline onto their property from underground storage tanks located on a convenience store property across the street, which is owned by on of our subsidiaries. Plaintiffs claim a component of the gasoline, MTBE, has contaminated their ground water.

We intend to vigorously defend these MTBE lawsuits. Because potentially applicable factual and legal issues have not been resolved, we have yet to determine if a liability is probable and we cannot reasonably estimate the amount of any loss associated with these matters. Accordingly, we have not recorded a liability for these lawsuits.

We could incur substantial costs or disruptions in our business if we cannot obtain or maintain necessary permits and authorizations.

Our operations require numerous permits and authorizations under various laws and regulations, including environmental and health and safety laws and regulations. These authorizations and permits are subject to revocation, renewal or modification and can require operational changes, which may involve significant costs, to limit impacts or potential impacts on the environment and/or health and safety. A violation of these authorization or permit conditions or other legal or regulatory requirements could result in substantial fines, criminal sanctions, permit revocations, injunctions and/or refinery shutdowns. In addition, major modifications of our operations could require modifications to our existing permits or expensive upgrades to our existing pollution control equipment, which could have a material adverse effect on our business, financial condition or results of operations.

Our ability to pay dividends in the future is limited by contractual restrictions and cash generated by operations.

On June 30, 2008, as part of the amendment to our credit facilities, we agreed not to declare and pay cash dividends to our common stockholders until after December 31, 2009. Even if we were to decide to declare a dividend after such date, however, we are a holding company and all of our operations are conducted through our subsidiaries. Consequently, we will rely on dividends or advances from our subsidiaries to fund any dividends. The ability of our operating subsidiaries to pay dividends are subject to applicable local law. These laws could limit the payment of dividends and distributions to us, which would restrict our ability to pay dividends in the future. In addition, our payment of dividends will depend upon our ability to generate sufficient cash flows. Our board of directors will review our dividend policy periodically in light of the factors referred to above, and we cannot assure you of the amount of dividends, if any, that may be paid in the future.

Changes to the current tax laws could result in the imposition of entity level state taxation on one of our operating subsidiaries, which would result in a reduction in our anticipated cash flow.

One of our operating subsidiaries is organized as a partnership. A partnership generally is not subject to entity level state franchise tax in the jurisdictions in which it is organized or operates. Current laws may change, however, subjecting our partnership operating subsidiary to entity level state taxation.

Our insurance policies do not cover all losses, costs or liabilities that we may experience.

Our insurance coverage does not cover all potential losses, costs or liabilities. Due to the fires experienced at the Giant refineries in 2005 and 2006, the cost of insurance coverage in 2009 for the Yorktown and Four Corners refineries will be higher than the cost of insurance for the El Paso refinery. In addition to the higher costs, the deductibles for such coverage are higher and the waiting periods for business interruption coverage are longer.

We could suffer losses for uninsurable or uninsured risks or in amounts in excess of our existing insurance coverage. Our ability to obtain and maintain adequate insurance may be affected by conditions in the insurance market over which we have no control. In addition, if we experience any more insurable events, our annual premiums could increase further or insurance may not be available at all. The occurrence of an event that is not fully covered by insurance or the loss of insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to successfully implement our business strategies.

Our business strategies include the implementation of several capital expenditure projects designed to increase the productivity and profitability of our refineries. Many factors beyond our control may prevent or hinder our implementation of some or all of our planned capital expenditure projects or lead to cost overruns, including new or more expensive obligations to comply with environmental regulations, a downturn in refining margins, technical or mechanical problems, lack of available capital and other factors. Failure to successfully implement these profit-enhancing strategies on a timely basis or at all may adversely affect our business prospects and competitive position in the industry.

In addition, a component of our growth strategy is to selectively acquire complementary assets in order to increase earnings and cash flow. Our ability to do so will be dependent upon several factors, including our ability to identify attractive acquisition candidates, consummate acquisitions on favorable terms, successfully integrate acquired assets, obtain financing to fund acquisitions and to support our growth, and many other factors beyond our control. Risks associated with acquisitions include those relating to:

•	diversion of management time and attention from our existing business;

•	challenges in managing the increased scope, geographic diversity and complexity of operations;

•	difficulties in integrating the financial, technological and management standards, processes, procedures and controls of an acquired business with those of our existing operations;

•	liability for known or unknown environmental conditions or other contingent liabilities not covered by indemnification or insurance;

•	greater than anticipated expenditures required for compliance with environmental or other regulatory standards or for investments to improve operating results;

•	difficulties in achieving anticipated operational improvements;

•	incurrence of additional indebtedness to finance acquisitions or capital expenditures relating to acquired assets; and

•	issuance of additional equity, which could result in further dilution of the ownership interest of existing stockholders.

We may not be successful in acquiring additional assets, and any acquisitions that we do consummate may not produce the anticipated benefits or may have adverse effects on our business and operating results.

If we lose any of our key personnel, our ability to manage our business and continue our growth could be negatively impacted.

Our future performance depends to a significant degree upon the continued contributions of our senior management team, including our Chief Executive Officer, President and Chief Operating Officer, Chief Financial Officer, Vice President and Assistant Secretary, President-Refining and Marketing, Senior Vice President-Legal, General Counsel and Secretary, Chief Accounting Officer, and Senior Vice President-Treasurer. We do not currently maintain key man life insurance with respect to any member of our senior management team. The loss or unavailability to us of any member of our senior management team or a key technical employee could significantly harm us. We face competition for these professionals from our competitors, our customers, and other companies operating in our industry. To the extent that the services of members of our senior management team would be unavailable to us for any reason, we would be required to hire other personnel to manage and operate our company. We may not be able to locate or employ such qualified personnel on acceptable terms, or at all.

A substantial portion of our refining workforce is unionized, and we may face labor disruptions that would interfere with our operations.

As of February 27, 2009, we employed approximately 3,300 people, approximately 650 of whom were covered by collective bargaining agreements. The collective bargaining agreement at the Yorktown refinery expired in January 2009. We successfully renegotiated this agreement and it now has an expiration date of March 2012. In addition, in 2008 we successfully negotiated collective bargaining agreements covering employees at the Bloomfield and the Gallup refineries that expire in 2012. We are currently in negotiations for a new collective bargaining agreement covering employees at the El Paso refinery to replace the collective bargaining agreement set to expire in April 2009. We have tentative verbal agreements on wages for the new agreement and on an extension of the current agreement until June 3, 2009, while we attempt to reach agreement on remaining issues. We may not be able to renegotiate our existing collective bargaining agreement covering the employees at the El Paso refinery on satisfactory terms, or at all. A failure to do so may increase our costs. While all of our collective bargaining agreements, including the one covering the El Paso refinery, contain “no strike” provisions, those provisions are not effective in the event an agreement expires. Accordingly, we may not be able to prevent a strike or work stoppage in the future, and any such work stoppage could have a material adverse affect on our business, financial condition and results of operations.

Terrorist attacks, threats of war or actual war may negatively affect our operations, financial condition, results of operations and prospects.

Terrorist attacks in the U.S. and the war in Iraq, as well as events occurring in response to or in connection with them, may adversely affect our operations, financial condition, results of operations and prospects. Energy-related assets (which could include refineries and terminals such as ours or pipelines such as the ones on which we depend for our crude oil supply and refined product distribution) may be at greater risk of future terrorist attacks than other possible targets. A direct attack on our assets or assets used by us could have a material adverse effect on our operations, financial condition, results of operations and prospects. In addition, any terrorist attack could have an adverse impact on energy prices, including prices for our crude oil and refined products, and an adverse impact on the margins from our refining and marketing operations. In addition, disruption or significant increases in energy prices could result in government-imposed price controls.

While we currently maintain some insurance that provides coverage against terrorist attacks, such insurance has become increasingly expensive and difficult to obtain. As a result, insurance providers may not continue to offer this coverage to us on terms that we consider affordable, or at all.

Our operating results are seasonal and generally lower in the first and fourth quarters of the year.

Demand for gasoline is generally higher during the summer months than during the winter months. In addition, oxygenate is added to the gasoline in our service areas during the winter months, thereby increasing the supply of gasoline. This combination of decreased demand and increased supply during the winter months can lower gasoline prices. As a result, our operating results for the first and fourth calendar quarters are generally lower than those for the second and third calendar quarters of each year. The effects of seasonal demand for gasoline are partially offset by increased demand during the winter months for diesel fuel in the Southwest and heating oil in the Northeast.

Our controlling stockholders may have conflicts of interest with other stockholders in the future.

Mr. Paul Foster, our Chief Executive Officer and Chairman of the Board, and Messrs. Jeff Stevens (our President and Chief Operating Officer and a current director), Ralph Schmidt (our former Chief Operating Officer and a current director) and Scott Weaver (our Vice President, Assistant Secretary and a current director) own approximately 55% of our common stock. As a result, Mr. Foster and the other members of this group will be able to control the election of our directors, determine our corporate and management policies and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales, and other significant corporate transactions. So long as this group continues to own a significant amount of the outstanding shares of our common stock, they will continue to be able to strongly influence or effectively control our decisions, including whether to pursue or consummate potential mergers or acquisitions, asset sales, and other significant corporate transactions. The interests of Mr. Foster and the other members of this group may not coincide with the interests of other holders of our common stock.

We are a “controlled company” within the meaning of the NYSE rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements.

Under these rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements of the NYSE, including:

•	the requirement that a majority of our board of directors consist of independent directors;

•	the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

We presently do not have a majority of independent directors on our board and are relying on the exemptions from the NYSE corporate governance requirements set forth in the first bullet point above. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, the net proceeds from the sale of the securities will be used for general corporate purposes, including working capital, acquisitions, retirement of debt and other business opportunities.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

	Fiscal Year Ended December 31,
	2008	2007	2006	2005	2004

Ratio of earnings to fixed charges	1.61	6.12	110.17	20.96	8.86

The ratios of earnings to fixed charges were calculated by dividing earnings by fixed charges. Earnings were calculated by adding income before income taxes, interest expense (including amortization of debt expense and any discount or premium relating to indebtedness), the interest component of rental expense and the amortization of capitalized interest. Fixed charges were calculated by adding interest expense (including amortization of debt expense and any discount or premium relating to indebtedness), capitalized interest and the interest component of rental expense.

DESCRIPTION OF SECURITIES

This prospectus contains a summary of the securities that Western Refining may sell. These summaries are not meant to be a complete description of each security. However, this prospectus and the accompanying prospectus supplement contain the material terms of the securities being offered.

DESCRIPTION OF WESTERN REFINING CAPITAL STOCK

The following summary of the terms of our capital stock is not meant to be complete and is qualified by reference to the relevant provisions of the laws of the state of Delaware and our certificate of incorporation and bylaws. Copies of our certificate of incorporation and bylaws are incorporated herein by reference and will be sent to you at no charge upon request. See “Where You Can Find More Information” below.

General

Our authorized capital stock consists of 240,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share, the rights and preferences of which may be established from time to time by our board of directors. As of March 4, 2009, 68,344,704 shares of common stock (excluding shares held in treasury) were outstanding and were held by approximately 79 holders. No shares of preferred stock were issued or outstanding as of March 4, 2009.

Common Stock

Holders of our common stock are entitled to one vote for each share on all matters voted upon by our stockholders, including the election of directors, and do not have cumulative voting rights. Subject to the rights of holders of any then outstanding shares of our preferred stock, our common stockholders are entitled to receive ratably any dividends that may be declared by our board of directors out of funds legally available therefor. Holders of our common stock are entitled to share ratably in our net assets upon our dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding. Holders of our common stock do not have preemptive rights to purchase shares of our stock. The shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. All outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Our common stock is listed on the New York Stock Exchange under the symbol “WNR.”

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Preferred Stock

Our board of directors may, from time to time, authorize the issuance of one or more classes or series of preferred stock without stockholder approval.

Our certificate of incorporation permits us to issue up to 10,000,000 shares of preferred stock from time to time. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, our board of directors is authorized to adopt resolutions to issue shares, establish the number of shares, change the number of shares constituting any series, and provide or change the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions on shares of our preferred stock, including dividend rights, terms of redemption, conversion rights and liquidation preferences, in each case without any action or vote by our stockholders.

Provisions of Our Certificate of Incorporation and Bylaws

Amendment of the Bylaws.  Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our charter and bylaws grant our board the power to adopt, amend and repeal our bylaws on the affirmative vote of a majority of the directors then in office. Our stockholders may adopt, amend or repeal our bylaws at any time by the holders of a majority of the voting power of all outstanding voting stock.

Classified Board.  Our certificate of incorporation provides that our board of directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board.

Limitation of Liability of Officers and Directors.  Our certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. The effect of these provisions is to eliminate the rights of our company and our stockholders, through stockholders’ derivative suits on behalf of our company, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply if the directors breached their duty of loyalty to us and our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from their actions as directors. In addition, our certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. We currently have indemnification agreements with our directors and executive officers and also maintain directors and officers insurance.

DESCRIPTION OF DEBT SECURITIES

This prospectus describes certain general terms and provisions of the debt securities. We will issue debt securities that will be senior debt under the senior debt indenture between us and The Bank of New York Trust Company, N.A., as senior debt trustee. We will issue debt securities that will be subordinated debt under the subordinated debt indenture between us and The Bank of New York Trust Company, N.A., as subordinated debt trustee. This prospectus refers to the senior debt indenture and the subordinated debt indenture individually as the indenture and collectively as the indentures. This prospectus refers to the senior debt trustee and the subordinated debt trustee individually as the trustee and collectively as the trustees. When we offer to sell a particular series of debt securities, we will describe the specific terms for the securities in a supplement to this prospectus. The prospectus supplement will also indicate whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

We have summarized certain terms and provisions of the indentures. The summary is not complete. The indentures have been incorporated by reference as an exhibit to the registration statement for these securities that we have filed with the SEC. You should read the indentures for the provisions which may be important to you. The indentures are subject to and governed by the Trust Indenture Act of 1939, as amended. The indentures are substantially identical, except for the provisions relating to subordination. See “— Subordinated Debt.”

Neither indenture will limit the amount of debt securities which we may issue. We may issue debt securities up to an aggregate principal amount as we may authorize from time to time. The prospectus supplement will describe the terms of any debt securities being offered, including:

•	classification as senior or subordinated debt securities;

•	ranking of the specific series of debt securities relative to other outstanding indebtedness, including subsidiaries’ debt;

•	if the debt securities are subordinated, the aggregate amount of outstanding indebtedness, as of a recent date, that is senior to the subordinated securities, and any limitation on the issuance of additional senior indebtedness;

•	the designation, aggregate principal amount and authorized denominations;

•	the maturity date;

•	the interest rate, if any, and the method for calculating the interest rate;

•	the interest payment dates and the record dates for the interest payments;

•	any mandatory or optional redemption terms or prepayment, conversion, sinking fund or exchangeability or convertability provisions;

•	the place where we will pay principal and interest;

•	if other than denominations of $1,000 or multiples of $1,000, the denominations the debt securities will be issued in;

•	whether the debt securities will be issued in the form of global securities or certificates;

•	additional provisions, if any, relating to the defeasance of the debt securities;

•	the currency or currencies, if other than the currency of the United States, in which principal and interest will be paid;

•	any United States federal income tax consequences;

•	the dates on which premium, if any, will be paid;

•	our right, if any, to defer payment of interest and the maximum length of this deferral period;

•	any listing on a securities exchange;

•	the initial public offering price; and

•	other specific terms, including any additional events of default or covenants.

Senior Debt

We will issue under the senior debt indenture the debt securities that will constitute part of our senior debt. These senior debt securities will rank equally and pari passu with all other unsecured and unsubordinated debt of the Company.

Subordinated Debt

We will issue under the subordinated debt indenture the debt securities that will constitute part of our subordinated debt. These subordinated debt securities will be subordinate and junior in right of payment, to the extent and in the manner set forth in the subordinated debt indenture, to all “senior indebtedness” of the Company. The subordinated debt indenture defines “senior indebtedness” the principal of (and premium, if any) and interest on all debt of the Company whether created, incurred or assumed before, on or after the date of the subordinated debt indenture. “Senior indebtedness” does not include nonrecourse obligations, the subordinated debt securities, redeemable stock or any other obligations specifically designated as being subordinate in right of payment to senior indebtedness. See the subordinated debt indenture, section 1.01.

In general, the holders of all senior indebtedness are first entitled to receive payment of the full amount unpaid on senior indebtedness before the holders of any of the subordinated debt securities or coupons are entitled to receive a payment on account of the principal or interest on the indebtedness evidenced by the subordinated debt securities in certain events. These events include:

•	any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings which concern the Company or a substantial part of its property;

•	a default having occurred for the payment of principal, premium, if any, or interest on or other monetary amounts due and payable on any senior indebtedness or any other default having occurred concerning any senior indebtedness, which permits the holder or holders of any senior indebtedness to accelerate the maturity of any senior indebtedness with notice or lapse of time, or both. Such an event of default must have continued beyond the period of grace, if any, provided for such event of default, and such an event of default shall not have been cured or waived or shall not have ceased to exist; or

•	the principal of, and accrued interest on, any series of the subordinated debt securities having been declared due and payable upon an event of default pursuant to section 6.01 of the subordinated debt indenture. This declaration must not have been rescinded and annulled as provided in the subordinated debt indenture.

If this prospectus is being delivered in connection with a series of subordinated debt securities, the accompanying prospectus supplement or the information incorporated in this prospectus by reference will set forth the approximate amount of senior indebtedness outstanding as of the end of the most recent fiscal quarter.

Events of Default

When we use the term “Event of Default” in the indentures with respect to the debt securities of any series, here are some examples of what we mean:

(1) default in the payment of the principal of any debt security of such series when the same becomes due and payable at maturity, upon acceleration, redemption or mandatory repurchase, including as a sinking fund installment, or otherwise;

(2) default in the payment of interest on any debt security of such series when the same becomes due and payable, and such default continues for a period of 30 days;

(3) default in the performance of or breaches of any other covenant or agreement of the Company in either indenture with respect to any debt security of such series or in the debt security of such series and such default or breach continues for a period of 30 consecutive days or more after written notice to the Company by the trustee or to the Company and the trustee by the holders of 25% or more in aggregate principal amount of the debt securities of all series affected thereby specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” under the indenture;

(4) certain events of bankruptcy, insolvency, reorganization, administration or similar proceedings with respect to the Company or any material subsidiary;

(5) any other Events of Default set forth in the prospectus supplement.

If an Event of Default (other than an Event of Default specified in clause (4) with respect to the Company) under each indenture occurs with respect to the debt securities of any series and is continuing, then the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may by written notice, and the trustee at the request of the holders of not less than 25% in principal amount of the outstanding debt securities of such series will, require us to repay immediately the entire principal amount of the outstanding debt securities of that series (or such lesser amount as may be provided in the terms of the securities), together with all accrued and unpaid interest and premium, if any.

If an Event of Default under the indenture specified in clause (4) with respect to the Company occurs and is continuing, then the entire principal amount of the outstanding debt securities (or such lesser amount as may be provided in the terms of the securities) will automatically become due immediately and payable without any declaration or other act on the part of the trustee or any holder.

After a declaration of acceleration or any automatic acceleration under clause (4) described above, the holders of a majority in principal amount of outstanding debt securities of any series may rescind this accelerated payment requirement if all existing Events of Default, except for nonpayment of the principal and interest on the debt securities of that series that has become due solely as a result of the accelerated payment requirement, have been cured or waived and if the rescission of acceleration would not conflict with any judgment or decree. The holders of a majority in principal amount of the outstanding debt securities of any series also have the right to waive past defaults, except a default in paying principal or interest on any outstanding debt security, or in respect of a covenant or a provision that cannot be modified or amended without the consent of all holders of the debt securities of that series.

Holders of at least 25% in principal amount of the outstanding debt securities of a series may seek to institute a proceeding only after they have made written request, and offered reasonable indemnity, to the trustee to institute a proceeding and the trustee has failed to do so within 60 days after it received this notice. In addition, within this 60-day period the trustee must not have received directions inconsistent with this written request by holders of a majority in principal amount of the outstanding debt securities of that series. These limitations do not apply, however, to a suit instituted by a holder of a debt security for the enforcement of the payment of principal, interest or any premium on or after the due dates for such payment.

During the existence of an Event of Default, the trustee is required to exercise the rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would under the circumstances in the conduct of that person’s own affairs. If an Event of Default has occurred and is continuing, the trustee is not under any obligation to exercise any of its rights or powers at the request or direction of any of the holders unless the holders have offered to the trustee reasonable security or indemnity. Subject to certain provisions, the holders of a majority in principal amount of the outstanding debt securities of any series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust, or power conferred on the trustee.

The trustee will, within 90 days after any Default occurs, give notice of the Default to the holders of the debt securities of that series, unless the Default was already cured or waived. Unless there is a default in paying principal, interest or any premium when due, the trustee can withhold giving notice to the holders if it determines in good faith that the withholding of notice is in the interest of the holders.

We are required to furnish to each trustee an annual statement as to compliance with all conditions and covenants under the indenture.

Modification and Waiver

Each indenture may be amended or modified without the consent of any holder of debt securities in order to:

•	cure ambiguities, defects or inconsistencies;

•	provide for the assumption of our obligations in the case of a merger or consolidation;

•	establish the form or forms of debt securities of any series;

•	maintain the qualification of the indenture under the Trust Indenture Act;

•	evidence and provide for the acceptance of appointment under the indenture with respect to the debt securities of any or all series by a successor trustee and to add to or change any of the provisions of each indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one trustee;

•	provide for uncertificated or unregistered debt securities; and

•	make any change that does not materially and adversely affect the rights of any holder.

Other amendments and modifications of each indenture or the debt securities issued may be made with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding debt securities of each series affected by the amendment or modification. However, no modification or amendment may, without the consent of the holder of each outstanding debt security affected:

•	change the stated maturity of the principal of, or any sinking fund obligation or any installment of interest on, such holder’s debt security,

•	reduce the principal amount thereof or the rate of interest thereon;

•	reduce the above stated percentage of outstanding debt securities the consent of whose holders is necessary to modify or amend the indenture with respect to the debt securities of the relevant series; and

•	reduce the percentage in principal amount of outstanding debt securities of the relevant series the consent of whose holders is required for any supplemental indenture or for any waiver of compliance with certain provisions of the indenture or certain defaults and their consequences provided for in the indenture.

Covenants

Consolidation, Merger or Sale of Assets

We will not consolidate or combine with or merge with or into or, directly or indirectly, sell, assign, convey, lease, transfer or otherwise dispose of all or substantially all of our properties and assets to any person or persons in a single transaction or through a series of transactions, unless:

•	we shall be the continuing person or, if we are not the continuing person, the resulting, surviving or transferee person (the “surviving entity”) is a company organized and existing under the laws of the United States or any State or territory;

•	the surviving entity will expressly assume all of our obligations under the debt securities and each indenture, and will, if required by law to effectuate the assumption, execute supplemental indentures which will be delivered to the trustees and will be in form and substance reasonably satisfactory to the trustees;

•	immediately after giving effect to such transaction or series of transactions on a pro forma basis, no default has occurred and is continuing; and

•	we or the surviving entity will have delivered to the trustee an officers’ certificate and opinion of counsel stating that the transaction or series of transactions and a supplemental indenture, if any, complies with this covenant and that all conditions precedent in the indenture relating to the transaction or series of transactions have been satisfied.

If any consolidation or merger or any sale, assignment, conveyance, lease, transfer or other disposition of all or substantially all of our assets occurs in accordance with the indentures, the successor corporation will succeed to, and be substituted for, and may exercise every right and power of the Company under the indentures with the same effect as if such successor corporation had been named as the Company. Except for (1) any lease or (2) any sale, assignment, conveyance, transfer, lease or other disposition to certain subsidiaries of the Company, we will be discharged from all obligations and covenants under the indentures and the debt securities.

Satisfaction, Discharge and Covenant Defeasance

We may terminate our obligations under each indenture, when:

•	either:

•	all debt securities of any series issued that have been authenticated and delivered have been delivered to the trustee for cancellation; or

•	all the debt securities of any series issued that have not been delivered to the trustee for cancellation will become due and payable within one year (a “Discharge”) and we have made irrevocable arrangements satisfactory to the trustee for the giving of notice of redemption by such trustee in our name, and at our expense and we have irrevocably deposited or caused to be deposited with the trustee sufficient funds to pay and discharge the entire indebtedness on the series of debt securities to pay principal, interest and any premium;

•	we have paid or caused to be paid all other sums then due and payable under such indenture; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent under such indenture relating to the satisfaction and discharge of such indenture have been complied with.

We may elect to have our obligations under each indenture discharged with respect to the outstanding debt securities of any series (“legal defeasance”). Legal defeasance means that we will be deemed to have paid and discharged the entire indebtedness represented by the outstanding debt securities of such series under such indenture, except for:

•	the rights of holders of the debt securities to receive principal, interest and any premium when due;

•	our obligations with respect to the debt securities concerning issuing temporary debt securities, registration of transfer of debt securities, the Company’s right of optional redemption, mutilated, defaced, destroyed, lost or stolen debt securities and the maintenance of an office or agency for payment for security payments held in trust;

•	the rights, obligations and immunities of the trustee; and

•	the defeasance provisions of the indenture.

In addition, we may elect to have our obligations released with respect to certain covenants in each indenture (“covenant defeasance”). Any omission to comply with these obligations will not constitute a default or an event of default with respect to the debt securities of any series. In the event covenant defeasance occurs, certain events, not including non-payment, bankruptcy and insolvency events, described under “Events of Default” will no longer constitute an event of default for that series.

In order to exercise either legal defeasance or covenant defeasance with respect to outstanding debt securities of any series:

•	we must irrevocably have deposited or caused to be deposited with the trustee as trust funds for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to the benefits of the holders of the debt securities of a series:

•	money in an amount;

•	U.S. Government Obligations; or

•	a combination of money and U.S. Government Obligations,

in each case sufficient without reinvestment, in the written opinion of an internationally recognized firm of independent public accountants to pay and discharge, and which shall be applied by the trustee to pay and discharge, all of the principal, interest and any premium at due date or maturity or if we have made irrevocable arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in our name and at our expense, the redemption date;

•	in the case of legal defeasance, we have delivered to the trustee an opinion of counsel stating that, under then applicable Federal income tax law, the holders of the debt securities of that series will not recognize gain or loss for federal income tax purposes as a result of the deposit, defeasance and discharge to be effected and will be subject to the same federal income tax as would be the case if the deposit, defeasance and discharge did not occur;

•	in the case of covenant defeasance, we have delivered to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize gain or loss for U.S. federal income tax purposes as a result of the deposit and covenant defeasance to be effected and will be subject to the same federal income tax as would be the case if the deposit and covenant defeasance did not occur;

•	no default with respect to the outstanding debt securities of that series has occurred and is continuing at the time of such deposit after giving effect to the deposit or, in the case of legal defeasance, no default relating to bankruptcy or insolvency has occurred and is continuing at any time on or before the 123rd day after the date of such deposit, it being understood that this condition is not deemed satisfied until after the 123rd day;

•	we must have delivered to the trustee an opinion of counsel to the effect that

(1) the creation of the defeasance trust does not violate the Investment Company Act of 1940 and

(2) after the 123rd day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

•	if at such time the debt securities of such series are listed on a national securities exchange, the Company has delivered to the trustee an opinion of counsel to the effect that the debt securities of such series will not be delisted as a result of such deposit, defeasance and discharge;

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent with respect to the defeasance or covenant defeasance have been complied with; and

•	if the debt securities of such series are to be redeemed prior to the final maturity thereof (other than from mandatory sinking fund payments or analogous payments), notice of such redemption shall have been duly given pursuant to the indenture or provision therefor satisfactory to the trustee shall have been made.

Concerning our Relationship with the Trustee

We and our subsidiaries maintain ordinary banking relationships with The Bank of New York Trust Company, N.A., as trustee.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase our debt or equity securities or securities of third parties or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. If we issue warrants as part of a unit, the prospectus supplement will specify whether those warrants may be separated from the other securities in the unit prior to the warrants’ expiration date. Below is a description of the general terms and provisions of the warrants that we may offer. Further terms of the warrants will be described in the prospectus supplement.

The prospectus supplement will contain, where applicable, the following terms of and other information relating to the warrants:

•	the specific designation and aggregate number of, and the price at which we will issue, the warrants;

•	the currency or currency units in which the offering price, if any, and the exercise price are payable;

•	the date on which the right to exercise the warrants will begin and the date on which that right will expire or, if you may not continuously exercise the warrants throughout that period, the specific date or dates on which you may exercise the warrants;

•	whether the warrants will be issued in fully registered form or bearer form, in definitive or global form or in any combination of these forms, although, in any case, the form of a warrant included in a unit will correspond to the form of the unit and of any security included in that unit;

•	any applicable material United States federal income tax consequences;

•	the identity of the warrant agent for the warrants and of any other depositories, execution or paying agents, transfer agents, registrars or other agents;

•	the proposed listing, if any, of the warrants or any securities purchasable upon exercise of the warrants on any securities exchange;

•	whether the warrants are to be sold separately or with other securities as parts of units;

•	if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each security;

•	if applicable, the date from and after which the warrants and the related securities will be separately transferable;

•	the designation, aggregate principal amount, currency and terms of the debt securities that may be purchased upon exercise of the warrants;

•	the number of shares of common or preferred stock purchasable upon exercise of a warrant and the price at which those shares may be purchased;

•	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

•	information with respect to book-entry procedures, if any;

•	any antidilution provisions of the warrants;

•	any redemption or call provisions; and

•	any additional terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts for the purchase or sale of:

•	debt or equity securities issued by us or securities of third parties, a basket of such securities, an index or indices of such securities or any combination of the above as specified in the applicable prospectus supplement;

•	currencies; or

•	commodities.

Each purchase contract will entitle the holder thereof to purchase or sell, and obligate us to sell or purchase, on specified dates, such securities, currencies or commodities at a specified purchase price, which may be based on a formula, all as set forth in the applicable prospectus supplement. We may, however, satisfy our obligations, if any, with respect to any purchase contract by delivering the cash value of such purchase contract or the cash value of the property otherwise deliverable or, in the case of purchase contracts on underlying currencies, by delivering the underlying currencies, as set forth in the applicable prospectus supplement. The applicable prospectus supplement will also specify the methods by which the holders may purchase or sell such securities, currencies or commodities and any acceleration, cancellation or termination provisions or other provisions relating to the settlement of a purchase contract.

The purchase contracts may require us to make periodic payments to the holders thereof or vice versa, which payments may be deferred to the extent set forth in the applicable prospectus supplement, and those payments may be unsecured or prefunded on some basis. The purchase contracts may require the holders thereof to secure their obligations in a specified manner to be described in the applicable prospectus supplement. Alternatively, purchase contracts may require holders to satisfy their obligations thereunder when the purchase contracts are issued. Our obligation to settle such pre-paid purchase contracts on the relevant settlement date may constitute indebtedness. Accordingly, pre-paid purchase contracts will be issued under either the senior indenture or the subordinated indenture.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more purchase contracts, warrants, debt securities, shares of preferred stock, shares of common stock or any combination of these securities issued by us or by third parties. The prospectus supplement will describe:

•	the terms of the units and of the purchase contracts, warrants, debt securities, preferred stock and common stock comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately;

•	a description of the terms of any unit agreement governing the units; and

•	a description of the provisions for the payment, settlement, transfer or exchange of the units.

FORMS OF SECURITIES

Each debt security, warrant and unit will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of securities. Certificated securities in definitive form and global securities will be issued in registered form. Definitive securities name you or your nominee as the owner of the security, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable. Global securities name a depositary or its nominee as the owner of the debt securities, warrants or units represented by these global securities. The depositary maintains a computerized system that will reflect each investor’s beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative, as we explain more fully below.

Registered global securities

We may issue the registered debt securities, warrants and units in the form of one or more fully registered global securities that will be deposited with a depositary or its nominee identified in the applicable prospectus supplement and registered in the name of that depositary or nominee. In those cases, one or more registered global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal or face amount of the securities to be represented by registered global securities. Unless and until it is exchanged in whole for securities in definitive registered form, a registered global security may not be transferred except as a whole by and among the depositary for the registered global security, the nominees of the depositary or any successors of the depositary or those nominees.

If not described below, any specific terms of the depositary arrangement with respect to any securities to be represented by a registered global security will be described in the prospectus supplement relating to those securities. We anticipate that the following provisions will apply to all depositary arrangements.

Ownership of beneficial interests in a registered global security will be limited to persons, called participants, that have accounts with the depositary or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal or face amounts of the securities beneficially owned by the participants. Any dealers, underwriters or agents participating in the distribution of the securities will designate the accounts to be credited. Ownership of beneficial interests in a registered global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some states may require that some purchasers of securities take physical delivery of these securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in registered global securities.

So long as the depositary, or its nominee, is the registered owner of a registered global security, that depositary or its nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the registered global security for all purposes under the applicable indenture, warrant agreement or unit agreement. Except as described below, owners of beneficial interests in a registered global security will not be entitled to have the securities represented by the registered global security registered in their names, will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders of the securities under the applicable indenture, warrant agreement or unit agreement. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for that registered global security and, if that person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the applicable indenture, warrant agreement or unit agreement. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the applicable indenture, warrant agreement or unit agreement, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take that action, and the participants would authorize beneficial owners owning through them to give or take that action or would otherwise act upon the instructions of beneficial owners holding through them.

Principal, premium, if any, and interest payments on debt securities, and any payments to holders with respect to warrants or units, represented by a registered global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the registered global security. None of Western Refining, the trustees, the warrant agents, the unit agents or any other agent of Western Refining, agent of the trustees or agent of the warrant agents or unit agents will have any responsibility or liability for any aspect of the records relating to payments made on account of beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

We expect that the depositary for any of the securities represented by a registered global security, upon receipt of any payment of principal, premium, interest or other distribution of underlying securities or other property to holders on that registered global security, will immediately credit participants’ accounts in amounts proportionate to their respective beneficial interests in that registered global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a registered global security held through participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

If the depositary for any of these securities represented by a registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, and a successor depositary registered as a clearing agency under the Securities Exchange Act of 1934 is not appointed by us within 90 days, we will issue securities in definitive form in exchange for the registered global security that had been held by the depositary. Any securities issued in definitive form in exchange for a registered global security will be registered in the name or names that the depositary gives to the relevant trustee, warrant agent, unit agent or other relevant agent of ours or theirs. It is expected that the depositary’s instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered global security that had been held by the depositary.

PLAN OF DISTRIBUTION

Western Refining may sell the securities in one or more of the following ways (or in any combination) from time to time:

•	through underwriters or dealers;

•	directly to a limited number of purchasers or to a single purchaser; or

•	through agents.

The prospectus supplement will state the terms of the offering of the securities, including:

•	the name or names of any underwriters, dealers or agents and the amounts of securities underwritten or purchased by them;

•	the purchase price of such securities and the proceeds to be received by Western Refining, if any;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If we use underwriters in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including:

•	negotiated transactions;

•	at a fixed public offering price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

Unless otherwise stated in a prospectus supplement, the obligations of the underwriters to purchase any securities will be conditioned on customary closing conditions and the underwriters will be obligated to purchase all of such series of securities, if any are purchased.

We may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from Western Refining at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

Underwriters and agents may be entitled under agreements entered into with Western Refining to indemnification by Western Refining against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters or agents may be required to make. Underwriters and agents may be customers of, engage in transactions with, or perform services for Western Refining and its affiliates in the ordinary course of business.

Each series of securities other than the common stock, which is listed on the New York Stock Exchange, will be a new issue of securities and will have no established trading market. Any underwriters to whom securities are sold for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities, other than the common stock, may or may not be listed on a national securities exchange.

WHERE YOU CAN FIND MORE INFORMATION

Western Refining files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. You may read and copy this information at the following location of the Securities and Exchange Commission:

Public Reference Room
100 F Street, N.E.
Room 1580
Washington, D.C. 20549

You may also obtain copies of this information by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Securities and Exchange Commission’s Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet worldwide web site that contains reports, proxy statements and other information about issuers like Western Refining who file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

The Securities and Exchange Commission allows Western Refining to incorporate by reference information into this document. This means that Western Refining can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered to be a part of this document, except for any information superseded by information that is included directly in this document or incorporated by reference subsequent to the date of this document.

This prospectus incorporates by reference the documents listed below and any future filings that Western Refining makes with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (other than information in the documents or filings that is deemed to have been furnished and not filed) until all the securities offered under this prospectus are sold.

Western Refining, Inc. Securities and Exchange Commission Filings	Period or date filed

Annual Report on Form 10-K	Fiscal year ended December 31, 2008
Current Reports on Form 8-K	February 5, 2009
Current Reports on Form 8-K/A	August 16, 2007 (only with respect to the historical financial statements of Giant listed in Item 9.01(a) and set forth in Exhibits 99.1 and 99.2 thereto)
Registration Statement on Form 8-A	January 11, 2006
Proxy Statement on Schedule 14A (Those portions incorporated by reference into Western Refining’s Form 10-K only)	April 21, 2008

Documents incorporated by reference are available from Western Refining without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone at the following address:

Western Refining, Inc.
123 W. Mills Ave. Suite 200
El Paso, Texas 79901
Attention: Investor Relations
Telephone: (915) 534-1400

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus and Western Refining’s financial statements and other documents incorporated by reference in this prospectus contain statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Act of 1995. When used in this document, the words “anticipate,” “assume,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “will,” “future,” and similar terms and phrases to identify forward-looking statements in this prospectus.

Forward-looking statements reflect our current expectations regarding future events, results, or outcomes. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, our business and operations involve numerous risks and uncertainties, many of which are beyond our control, which could result in our expectations not being realized or otherwise materially affect our financial condition, results of operations, and cash flows.

Actual events, results, and outcomes may differ materially from our expectations due to a variety of factors. Although it is not possible to identify all of these factors, they include, among others, the following:

•	our ability to realize the synergies from our acquisition of Giant;

•	our ability to successfully integrate the operations and employees of Giant and the timing of such integration;

•	higher than expected costs or expenses relating to the Giant acquisition;

•	adverse changes in the credit ratings assigned to our debt instruments;

•	conditions in the capital markets;

•	our ability to consummate certain asset sales, including the possible sale of our Yorktown refinery in the near term or ever;

•	our ability to raise additional funds for our working capital needs in the public or private debt or equity markets;

•	adverse changes in our crude oil suppliers’ view as to our creditworthiness;

•	worsening of the current economic crisis and instability and volatility in the financial markets;

•	changes in the underlying demand for our refined products;

•	availability, costs, and price volatility of crude oil, other refinery feedstocks, and refined products;

•	an adverse result in the lawsuit brought against our subsidiary, Western Yorktown, by Statoil regarding our declaration of force majeure under our crude oil supply agreement with them;

•	changes in crack spreads;

•	changes in the sweet/sour spread;

•	changes in the spread between West Texas Intermediate crude oil and Dated Brent crude oil;

•	construction of new, or expansion of existing, product pipelines in the areas that we serve;

•	actions of customers and competitors;

•	changes in fuel and utility costs incurred by our refineries;

•	disruptions due to equipment interruption, pipeline disruptions, or failure at our or third-party facilities;

•	execution of planned capital projects, cost overruns relating to those projects and failure to realize the expected benefits from those projects;

•	effects of, and costs relating to, compliance with current and future local, state, and federal environmental, economic, safety, tax and other laws, policies and regulations and enforcement initiatives;

•	rulings, judgments or settlements in litigation or other legal or regulatory matters, including unexpected environmental remediation costs, in excess of any reserves or insurance coverage;

•	the price, availability and acceptance of alternative fuels and alternative-fuel vehicles;

•	operating hazards, natural disasters, casualty losses, acts of terrorism and other matters beyond our control; and

•	other factors discussed in more detail under the heading “Risk Factors.”

Any one of these factors or a combination of these factors could materially affect our results of operations and could influence whether any forward-looking statements ultimately prove to be accurate. You are urged to consider these factors carefully in evaluating any forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements.

The actual results or performance by Western Refining could differ materially from those expressed in, or implied by, any forward looking statements. These statements are based on assumptions made by us based on our experience and perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate in the circumstances. Such statements are subject to a number of risks and uncertainties, many of which are beyond our control. The forward-looking statements included or incorporated by reference herein are made only as of the date of this prospectus, and we are not required to update any information to reflect events or circumstances that may occur after the date of this prospectus, except as required by applicable law.

LEGAL MATTERS

The validity of the securities in respect of which this prospectus is being delivered will be passed on for us by Davis Polk & Wardwell, New York, New York.

EXPERTS

The consolidated financial statements of Western Refining, Inc. at December 31, 2007 and for each of the two years in the period ended December 31, 2007, appearing in our annual report on Form 10-K for the year ended December 31, 2008, incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon and incorporated herein by reference, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, and the effectiveness of Western Refining, Inc.’s internal control over financial reporting as of December 31, 2008 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Giant incorporated herein by reference from our current report on Form 8-K/A dated August 16, 2007 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Financial Accounting Standards Board (FASB) Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations in 2005 and to the adoption of Statement of Financial Accounting Standards No. 158, Employers Accounting for Defined Benefit Plans and Other Post-retirement Benefits, an Amendment of FASB Statements No. 87, 88, 106, and 132(R) in 2006), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

20,000,000 Shares

Western Refining, Inc.
Common Stock

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.
Goldman, Sachs & Co.
ABN AMRO Incorporated
BNP PARIBAS

June 4, 2009